Exhibit 99.1

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2017, 2018 AND 2019

AND REPORT OF INDEPENDENT AUDITOR

Report of Independent Auditor

To the Board of Directors of Shanghai Secco Petrochemical Company Limited

We have audited the accompanying financial statements of Shanghai Secco Petrochemical Company Limited (the “Company”), which comprise the balance sheet as of December 31, 2019, and the related income statement, statements of changes in owners’ equity and cash flows for the year then ended.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with the requirements of Accounting Standards for Business Enterprises in the People’s Republic of China; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in accordance with the requirements of Accounting Standards for Business Enterprises in the People’s Republic of China.

Emphasis of Matter

Accounting Standards for Business Enterprises in the People’s Republic of China vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 13 to the financial statements.

Other Matter

The accompanying balance sheets of the Company as of December 31, 2018, and the related income statements, statements of changes in equity and cash flows for the years then ended are presented for purposes of complying with Rule 3-09 of SEC Regulation S-X; however, Rule 3-09 does not require the 2018 and 2017 financial statements to be audited and they are, therefore, not covered by this report.

/s/PricewaterhouseCoopers Zhong Tian LLP

Shanghai, the People’s Republic of China

April 28, 2020

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

BALANCE SHEETS

AS AT 31 DECEMBER 2018* AND 2019

(All amounts in RMB Yuan unless otherwise stated)

ASSETS	Note	31 December 2018*	31 December 2019
Current assets
Cash at bank and on hand	6(1)	6,817,297,044	9,368,483,670
Notes receivable	6(2)	254,641,593	-
Accounts receivable	6(3),7(4)	363,401,901	363,786,102
Financial assets at fair value through other comprehensive income	6(4)	-	275,684,637
Other receivables	6(5)	1,577,398	1,539,770
Advances to suppliers	6(6)	214,617,842	204,393,114
Inventories	6(7)	1,883,646,333	1,589,123,859
Other current assets	6(8)	2,171,548	55,112,826

Total current assets		9,537,353,659	11,858,123,978

Non-current assets
Fixed assets	6(9)	4,080,410,509	3,994,925,579
Construction in progress	6(10)	611,555,581	264,025,605
Right-of-use assets	6(11)	-	520,027
Intangible assets	6(12)	650,132,652	666,710,315
Long-term prepaid expenses	6(13)	144,089,447	94,109,669
Deferred tax assets	6(14)	32,744,412	-

Total non-current assets		5,518,932,601	5,020,291,195

TOTAL ASSETS		15,056,286,260	16,878,415,173

LIABILITIES AND OWNERS’ EQUITY
Current liabilities
Short-term loan	6(15)	-	500,000,000
Accounts payable	7(4)	1,423,460,500	1,588,679,065
Advances from customers		-	-
Contract liabilities		413,052,672	336,649,764
Employee benefits payable	6(16)	104,087,842	109,858,124
Taxes payable	6(17)	282,137,994	645,390,889
Other payables	6(18)	9,844,208	15,634,899
Non-current liabilities maturing within one year	6(19)	-	121,509

Total current liabilities		2,232,583,216	3,196,334,250

Non-current liabilities
Deferred tax liabilities	6(14)	933,557	12,725,701

Total liabilities		2,233,516,773	3,209,059,951

Owners’ equity
Paid-in capital	1	7,800,811,272	7,800,811,272
Capital surplus	6(20)	1,454,646	1,454,646
Specific reserve	6(21)	-	-
Surplus reserve	6(22)	2,160,544,360	2,498,902,933
Undistributed profits	6(23)	2,859,959,209	3,368,186,371

Total owners’ equity		12,822,769,487	13,669,355,222

TOTAL LIABILITIES AND OWNERS’ EQUITY		15,056,286,260	16,878,415,173

* Not covered by the independent auditor’s report included herein

The accompanying notes form an integral part of these financial statements.

Legal representative:	General manager:	Head of accounting department:
Zhang Minglong	Zhang Minglong	Lu Daoqing

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

INCOME STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2017*, 2018* AND 2019

(All amounts in RMB Yuan unless otherwise stated)

Item	Note	2017*	2018*	2019
Revenue	6(24),7(3)	29,186,371,242	26,319,956,893	28,341,032,354
Less: Cost of sales	6(24),6(26)	(21,075,251,050)	(20,536,534,109)	(22,754,564,625)
Taxes and surcharges	6(25)	(85,720,346)	(64,795,331)	(127,686,385)
Selling and distribution expenses	6(27)	(467,186,274)	(456,449,434)	(579,571,851)
General and administrative expenses	6(27)	(664,374,983)	(1,143,510,786)	(654,455,677)
R&D expenses	6(27)	(5,760,766)	(7,019,552)	(4,254,778)
Financial income—net	6(26)	121,302,303	215,287,416	292,922,019
Including: Interest expenses		-	(4,737,934)	(11,596,955)
Interest income		122,959,926	217,571,134	304,332,698
Add: Asset impairment losses	6(28)	(61,182,497)	(38,387,497)	(25,475,861)
Losses on disposal of assets	6(29)	(19,097,766)	(11,620,416)	(4,973,598)
Other income	6(30)	1,839,411	29,512,049	23,025,485

Operating profit		6,930,939,274	4,306,439,233	4,505,997,083
Add: Non-operating income		629,887	2,891,830	2,928,815
Less: Non-operating expenses		(197,709)	(6,782,678)	(1,880,328)

Total profit		6,931,371,452	4,302,548,385	4,507,045,570
Less: Income tax expenses	6(31)	(1,731,210,185)	(1,073,866,795)	(1,123,459,835)

Net profit		5,200,161,267	3,228,681,590	3,383,585,735

Including: Net profit from continuing operations		5,200,161,267	3,228,681,590	3,383,585,735
Net profit from discontinued operations		-	-	-

Other comprehensive income		-	-	-

Total comprehensive income		5,200,161,267	3,228,681,590	3,383,585,735

* Not covered by the independent auditor’s report included herein

The accompanying notes form an integral part of these financial statements.

Legal representative:	General manager:	Head of accounting department:
Zhang Minglong	Zhang Minglong	Lu Daoqing

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

CASH FLOW STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2017*, 2018* AND 2019

(All amounts in RMB Yuan unless otherwise stated)

Item	Note	2017*	2018*	2019
Cash flows from operating activities
Cash received from sales of goods or rendering of services		33,596,973,098	31,458,360,162	28,004,355,856
Cash received relating to other operating activities	6(32)(c)	2,471,252,976	59,316,844	41,945,698

Sub-total of cash inflows		36,068,226,074	31,517,677,006	28,046,301,554

Cash paid for goods and services		(24,643,735,173)	(24,294,070,277)	(21,227,092,727)
Cash paid to and on behalf of employees		(411,355,276)	(447,944,358)	(483,492,318)
Payments of taxes and surcharges		(1,520,421,434)	(3,126,718,266)	(1,658,917,753)
Cash paid relating to other operating activities	6(32)(d)	(2,212,582,852)	(93,491,984)	(75,470,234)

Sub-total of cash outflows		(28,788,094,735)	(27,962,224,885)	(23,444,973,032)

Net cash flows from operating activities	6(32)(a)	7,280,131,339	3,555,452,121	4,601,328,522

Cash flows used in investing activities
Cash received from disposal of fixed assets		430,976	286,278	1,265,183
Cash received from agreement deposit		100,000,000	-	-
Cash received from deposit at headquarters		-	607,666,667	-
Cash received relating to other investing activities	6(32)(e)	-	210,338,429	304,332,698

Sub-total of cash inflows		100,430,976	818,291,374	305,597,881

Cash paid to acquire fixed assets, intangible assets and other long-term assets		(309,941,579)	(487,863,649)	(306,686,064)
Cash paid for deposit at headquarters		-	(600,000,000)	-
Cash paid relating to other investing activities	6(32)(f)	-	-	(90,000,000)

Sub-total of cash outflows		(309,941,579)	(1,087,863,649)	(396,686,064)

Net cash flows used in investing activities		(209,510,603)	(269,572,275)	(91,088,183)

Cash flows used in financing activities
Cash received from borrowings		-	10,000,000	500,000,000

Sub-total of cash inflows		-	10,000,000	500,000,000

Cash repayments of borrowings		-	(10,000,000)	-
Cash payments for distribution of profits	6(23)	(2,105,600,000)	(3,675,839,788)	(2,537,000,000)
Cash payments for interest expenses		-	(1,088)	(6,550,592)
Cash payments relating to other financing activities	6(32)(g)	-	-	(6,123,689)

Sub-total of cash outflows		(2,105,600,000)	(3,685,840,876)	(2,549,674,281)

Net cash flows used in financing activities		(2,105,600,000)	(3,675,840,876)	(2,049,674,281)

Effect of foreign exchange rate changes on cash and cash equivalents		(2,264,172)	1,781,037	620,568

Net increase/(decrease) in cash and cash equivalents	6(32)(b)	4,962,756,564	(388,179,993)	2,461,186,626
Add: Cash and cash equivalents at beginning of year		2,242,720,473	7,205,477,037	6,817,297,044

Cash and cash equivalents at end of year	6(32)(b)	7,205,477,037	6,817,297,044	9,278,483,670

* Not covered by the independent auditor’s report included herein

The accompanying notes form an integral part of these financial statements.

Legal representative:	General manager:	Head of accounting department:
Zhang Minglong	Zhang Minglong	Lu Daoqing

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

STATEMENTS OF CHANGES IN OWNERS’ EQUITY

FOR THE YEARS ENDED 31 DECEMBER 2017*, 2018* AND 2019

(All amounts in RMB Yuan unless otherwise stated)

Item	Note	Paid-in capital	Capital surplus	Specific reserve	Surplus reserve	Undistributed profits	Total owners’ equity
Balance at 1 January 2017*		7,800,811,272	1,454,646	-	225,626,007	2,168,380,486	10,196,272,411
Movements for the year ended 31 December 2017*
Net profit	6(23)	-	-	-	-	5,200,161,267	5,200,161,267
Profit distribution
Distribution for owners	6(23)	-	-	-	-	(2,105,600,000)	(2,105,600,000)
Appropriation to surplus reserve	6(22)	-	-	-	41,811,986	(41,811,986)	-
Appropriation to employees’ bonus and welfare fund	6(16)	-	-	-	-	(20,905,993)	(20,905,993)
Specific reserve	6(21)
Accrued		-	-	31,486,863	-	-	31,486,863
Utilized		-	-	(31,486,863)	-	-	(31,486,863)

Balance at 31 December 2017*		7,800,811,272	1,454,646	-	267,437,993	5,200,223,774	13,269,927,685

Balance at 1 January 2018*		7,800,811,272	1,454,646	-	267,437,993	5,200,223,774	13,269,927,685
Movements for the year ended 31 December 2018*
Net profit	6(23)	-	-	-	-	3,228,681,590	3,228,681,590
Profit distribution
Distribution for owners	6(23)	-	-	-	-	(3,675,839,788)	(3,675,839,788)
Appropriation to surplus reserve	6(22)	-	-	-	1,893,106,367	(1,893,106,367)	-
Specific reserve	6(21)
Accrued		-	-	40,033,813	-	-	40,033,813
Utilized		-	-	(40,033,813)	-	-	(40,033,813)

Balance at 31 December 2018*		7,800,811,272	1,454,646	-	2,160,544,360	2,859,959,209	12,822,769,487

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

STATEMENTS OF CHANGES IN OWNERS’ EQUITY (CONTINUED)

FOR THE YEARS ENDED 31 DECEMBER 2017*, 2018* AND 2019

(All amounts in RMB Yuan unless otherwise stated)

Item	Note	Paid-in capital	Capital surplus	Specific reserve	Surplus reserve	Undistributed profits	Total owners’ equity
Balance at 1 January 2019		7,800,811,272	1,454,646	-	2,160,544,360	2,859,959,209	12,822,769,487
Movements for the year ended 31 December 2019
Net profit	6(23)	-	-	-	-	3,383,585,735	3,383,585,735
Profit distribution
Distribution for owners	6(23)	-	-	-	-	(2,537,000,000)	(2,537,000,000)
Appropriation to surplus reserve	6(22)	-	-	-	338,358,573	(338,358,573)	-
Specific reserve	6(21)
Accrued		-	-	37,018,671	-	-	37,018,671
Utilized		-	-	(37,018,671)	-	-	(37,018,671)

Balance at 31 December 2019		7,800,811,272	1,454,646	-	2,498,902,933	3,368,186,371	13,669,355,222

* Not covered by the independent auditor’s report included herein

The accompanying notes form an integral part of these financial statements.

Legal representative:	General manager:	Head of accounting department:
Zhang Minglong	Zhang Minglong	Lu Daoqing

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2017, 2018 AND 2019 (AMOUNTS AS OF 31 DECEMBER 2018 AND FOR THE YEARS ENDED 31 DECEMBER 2017 AND 2018 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(All amounts in RMB Yuan unless otherwise stated)

1	General information

Shanghai Secco Petrochemical Company Limited (“the Company”) was a Sino-foreign equity joint venture established in Shanghai, the People’s Republic of China (“the PRC”) in 2001 by China Petroleum and Chemical Corporation (“Sinopec Corp.”), Sinopec Shanghai Petrochemical Company Limited (“SPC”) and BP Chemicals East China Investments Limited (“BPCECIL”). The Company obtained an approval certificate (Wai Jing Mao Zi Shen Zi [2001] No. 0099 from the Ministry of Commerce (formerly Ministry of Foreign Trade and Economic Co-operation) on 13 September 2001, and a business license (Qi He Hu Zong Zi No. 029541 (Shi Ju)) on 29 October 2001 issued by the State Administration of Industry and Commerce of the PRC. The original registered capital and paid-in capital of the Company both were USD 901,440,964. Sinopec Corp., SPC and BPCECIL held 30%, 20% and 50% equity interest in the Company, respectively. The Company commenced its active operation on 31 March 2005, and the approved period of operation is 50 years.

On 24 October 2013 and 25 November 2013, Sinopec Corp., SPC and BPCECIL amended the Equity Joint Venture Contract and Articles of Association to progressively increase the registered capital of the Company from USD 901,440,964 to USD 1,051,526,582. The total increased registered capital would be contributed by Sinopec Corp., SPC and BPCECIL in proportion to their respective shareholding in the Company by instalments. In February 2014, the Company obtained a reply approval (Hu Shang Wai Zi Pi [2014] No. 292 Approval of Secco Petrochemical Company Limited Replenishment by Municipal Commission of Commerce) from Shanghai Municipal Commission of Commerce. On 17 March 2014, the Company obtained a business license (registration No. 310000400279832) issued by the State Administration of Industry and Commerce of the PRC.

In 2013 and 2014, the Company received paid-in capital contributed by Sinopec Corp., SPC and BPCECIL in proportion to their respective shareholding in the Company by instalments, totalling to USD 58,430,374 (equivalent to RMB 357,226,095).

On 27 April 2017, Sinopec Corp. and Sinopec Shanghai Gaoqiao Petrochemical Company Limited (“Gaoqiao Petrochemical”) (subsidiary of Sinopec Corp.) entered into an agreement with BPCECIL, according to which Gaoqiao Petrochemical purchased 50% equity in the Company from BPCECIL. On 26 October 2017, the Company was transformed from a “Sino-foreign joint venture” to an “other limited liability corporation”.

As at 31 December 2019, the registered capital of the Company was USD 1,051,526,582 and the paid-in capital was USD 959,871,338 (equivalent to RMB 7,800,811,272)(31 December 2018: RMB 7,800,811,272). Among which, Sinopec Corp.’s contribution was USD 287,984,941 (equivalent to RMB 2,340,387,239), representing 30% of the paid-in capital of the Company; Gaoqiao Petrochemical’s contribution was USD 479,896,436 (equivalent to RMB 3,900,165,871), representing 50% of the paid-in capital of the Company; SPC’s contribution was USD 191,989,961 (equivalent to RMB 1,560,258,162), representing 20% of the paid-in capital of the Company.

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2017, 2018 AND 2019 (AMOUNTS AS OF 31 DECEMBER 2018 AND FOR THE YEARS ENDED 31 DECEMBER 2017 AND 2018 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(All amounts in RMB Yuan unless otherwise stated)

1	General information (Cont’d)

The Company’s approved scope of business operations mainly comprises the production of ethylene, polyethylene, styrene, polystyrene, propylene, acrylonitrile, polypropylene, butadiene, aromatic hydrocarbons and by-products; sales of these products and purchased raw materials; as well as provision of related after-sales services and technical consultation with respect to such main petrochemical products and by-products; it is also engaged in polymers application development and providing ancillary utilities engineering services to suppliers and processors.

These financial statements were approved for issue by the Company’s responsible persons on 28 April 2020.

2	Basis of preparation

The financial statements are prepared in accordance with the Accounting Standards for Business Enterprises—Basic Standard, the specific accounting standards and other relevant regulations issued by the Ministry of Finance on 15 February 2006 and in subsequent periods (hereafter collectively referred to as “the Accounting Standards for Business Enterprises” or “CAS”).

The financial statements are prepared on a going concern basis.

3	Statement of compliance with the Accounting Standards for Business Enterprises

The financial statements of the Company for the years ended 31 December 2017, 2018 and 2019 are in compliance with the Accounting Standards for Business Enterprises, and truly and completely present the Company’s financial position of the Company as at 31 December 2017, 2018 and 2019 and its financial performance, cash flows and other information for the years then ended.

4	Summary of significant accounting policies and accounting estimates

(1)	Accounting year

The Company’s accounting year starts on 1 January and ends on 31 December.

(2)	Recording currency

The Company’s recording currency is Renminbi (RMB). The financial statements are presented in RMB.

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2017, 2018 AND 2019 (AMOUNTS AS OF 31 DECEMBER 2018 AND FOR THE YEARS ENDED 31 DECEMBER 2017 AND 2018 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(All amounts in RMB Yuan unless otherwise stated)

4	Summary of significant accounting policies and accounting estimates (Cont’d)

(3)	Foreign currency translation

Foreign currency transactions

Foreign currency transactions are translated into recording currency using the exchange rates prevailing at the dates of the transactions.

At the balance sheet date, monetary items denominated in foreign currencies are translated into recording currency using the spot exchange rates on the balance sheet date. Exchange differences arising from these translations are recognized in profit or loss for the current period, except for those attributable to foreign currency borrowings that have been taken out specifically for acquisition or construction of qualifying assets, which are capitalised as part of the cost of those assets. Non-monetary items denominated in foreign currencies that are measured at historical costs are translated at the balance sheet date using the spot exchange rates at the date of the transactions. The effect of exchange rate changes on cash is presented separately in the cash flow statement.

(4)	Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, deposits that can be readily drawn on demand, and short-term and highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

(5)	Financial Instruments

Financial assets refers to contracts when one side forms a financial asset while the other forms a financial liability or equity instrument. When our Company becomes one side of a financial instrument contract, our Company recognize a financial asset or a financial liability.

(a)	Financial assets

(i)	Financial assets classification and measurement

According to the business model of financial assets management and the characteristics of contract cash flow of financial assets, the Company divides financial assets into:(1) financial assets measured by amortized cost;(2) financial assets measured at fair value and recorded into other comprehensive income;(3) financial assets measured at fair value and recorded in current profit and loss.

Financial assets are measured at fair value at the time of initial recognition. For financial assets measured at fair value and whose changes are included in the current profit and loss, relevant transaction costs are directly included in the current profit and loss; For other categories of financial assets, the relevant transaction costs are included in the initial recognition amount. Accounts receivables or notes receivable arising from the sale of products or the provision of services, which do not contain or take no account of material financing elements, shall be initially recognized by the Company in accordance with the amount of consideration to which the Company is entitled to receive as expected.

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2017, 2018 AND 2019 (AMOUNTS AS OF 31 DECEMBER 2018 AND FOR THE YEARS ENDED 31 DECEMBER 2017 AND 2018 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(All amounts in RMB Yuan unless otherwise stated)

4	Summary of significant accounting policies and accounting estimates (Cont’d)

(5)	Financial Instruments (Cont’d)

(a)	Financial assets (Cont’d)

(i)	Financial assets classification and measurement (Cont’d)

Debt instruments

The debt instruments held by the Company refer to the instruments that meet the definition of financial liabilities from the perspective of the issuer and are measured in the following three ways:

Measured at amortized cost:

The Company’s business model for managing such financial assets is to collect contract cash flow, and the contract cash flow characteristics of such financial assets are consistent with the basic lending arrangement, that is, the cash flow generated on a specific date is only the payment of principal and interest based on the amount of outstanding principal. The Company recognizes interest income for such financial assets in accordance with the real interest rate method. Such financial assets mainly include monetary funds, notes receivable and accounts receivables, other receivables and creditor’s rights investment. The Company shall list the creditor’s rights investment that is due within one year (including one year) from the date of balance sheet as non-current assets that are due within one year; The creditor’s right investment within one year (including one year) at the time of acquisition is listed as other current assets.

Measured at fair value and recorded into other comprehensive income:

The Company’s business model for managing such financial assets is both to collect contract cash flow and to sell, and the contract cash flow characteristics of such financial assets are consistent with the basic lending arrangements. Such financial assets are measured at fair value and their changes are included in other comprehensive income, but impairment losses or gains, exchange gains and losses and interest income calculated according to the real interest rate method are included in current profit and loss. Such financial assets are listed as other creditor’s rights investments, and other creditor’s rights investments that are due within one year (including one year) from the date of balance sheet are listed as non-current assets that are due within one year; Other creditor’s rights investments with a maturity of one year (including one year) at the time of acquisition are listed as other current assets.

Measured at fair value and recorded in current profit and loss:

Debt instruments that are held by the Company that are not measured at amortised cost and that are measured at fair value through profit or loss, are measured at fair value through profit or loss. In the initial recognition, in order to eliminate or significantly reduce accounting mismatch, the Company designates certain financial assets as financial assets measured at fair value through profit or loss. If it is more than one year from the balance sheet date and is expected to be held for more than one year, it is listed as other non-current financial assets.

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2017, 2018 AND 2019 (AMOUNTS AS OF 31 DECEMBER 2018 AND FOR THE YEARS ENDED 31 DECEMBER 2017 AND 2018 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(All amounts in RMB Yuan unless otherwise stated)

4	Summary of significant accounting policies and accounting estimates (Cont’d)

(5)	Financial Instruments (Cont’d)

(a)	Financial assets (Cont’d)

(i)	Financial assets classification and measurement (Cont’d)

Equity instruments

The Company will measure the equity instrument investment without its control, common control and significant influence according to the fair value and record its changes into the current profit and loss, and list it as a transactional financial asset; The assets that are expected to be held for more than one year from the balance sheet date are listed as other non-current financial assets.

In addition, the Company has designated some non-tradable equity instrument investments as financial assets measured at fair value and their changes included in other comprehensive income, and listed them as other equity instrument investments. The relevant dividend income of such financial assets is included in the current profit and loss.

(ii)	Impairment

The Company recognizes loss provisions on the basis of expected credit losses for financial assets measured at amortized cost, debt instrument investments measured at fair value and their changes included in other comprehensive income.

The Company calculates and confirms expected credit losses, taking into account reasonable and well-founded information on past events, current conditions and projections of future economic conditions.

At each balance sheet date, the Company measures the expected credit losses of financial instruments at different stages. If the credit risk of the financial instrument does not increase significantly after the initial confirmation, it is in the first stage. The Company shall measure the loss reserve according to the expected credit loss in the next 12 months. Where the credit risk of a financial instrument has increased significantly since the initial confirmation but no credit impairment has occurred, it is in the second stage and the Company shall measure the loss reserve in accordance with the expected credit loss of the entire duration of the instrument; Where a credit impairment has occurred since the initial confirmation of the financial instrument, it is in the third stage and the Company shall measure the loss reserve according to the expected credit loss of the entire duration of the instrument.

For financial instruments with low credit risk on the balance sheet date, the Company assumes that the credit risk has not increased significantly since the initial recognition and measures the loss provision according to the expected credit loss in the next 12 months.

For the financial instruments in the first and second stages and with low credit risks, the Company shall calculate the interest income according to the book balance and the actual interest rate before deducting the impairment provisions. For financial instruments in the third stage, the interest income shall be calculated according to the amortized cost and the real interest rate after the book balance is deducted and the provision for impairment is drawn.

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2017, 2018 AND 2019 (AMOUNTS AS OF 31 DECEMBER 2018 AND FOR THE YEARS ENDED 31 DECEMBER 2017 AND 2018 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(All amounts in RMB Yuan unless otherwise stated)

4	Summary of significant accounting policies and accounting estimates (Cont’d)

(5)	Financial Instruments (Cont’d)

(a)	Financial assets (Cont’d)

(ii)	Impairment (Cont’d)

For notes receivable, accounts receivables and financial assets at fair value through other comprehensive income, whether there is significant financing component or not, the Company shall measure the loss reserve according to the expected credit loss of the whole duration.

For other receivables, the Company calculates the expected credit loss by referring to the experience of historical credit loss, combining the current situation and the forecast of future economic situation, through the default risk exposure and the expected credit loss rate in the next 12 months or the whole duration.

The Company shall record the provision for loss accrued or brought back into the current profit and loss. For the debt instruments held by the Company, which are measured at fair value and whose changes are included in other comprehensive income, the Company shall adjust other comprehensive income when the impairment loss or profit is included in the current profit and loss.

(b)	Financial liabilities

Financial liabilities are classified into financial liabilities measured at amortised cost and financial liabilities measured at fair value through profit or loss.

The Company’s financial liabilities are mainly financial liabilities measured at amortised cost, including notes payable, accounts payables, other payables and borrowings. Such financial liabilities are initially measured at their fair value less transaction costs and are subsequently measured using the effective interest method. If the term is less than one year (including one year), it shall be listed as current liabilities; if the term is more than one year but expires within one year (including one year) from the balance sheet date, it shall be listed as non-period within one year. Current liabilities; the rest are presented as non-current liabilities.

When all or part of the current obligations of a financial liability have been discharged, the Company derecognises the portion of the financial liability or obligation that has been discharged. The difference between the book value of the derecognition portion and the consideration paid is recognized in profit or loss for the current period.

(c)	Determination of the fair value of financial instruments

A financial instrument with an active market that determines its fair value by quoted prices in an active market. Financial instruments that do not exist in an active market use valuation techniques to determine their fair value. At the time of valuation, the Company adopts valuation techniques that are applicable under current circumstances and that are sufficiently supported by data and other information to be consistent with the characteristics of assets or liabilities considered by market participants in transactions in related assets or liabilities. Enter values and use the relevant observable input values as much as possible. Unobservable input values are used where the relevant observable input values are not available or are not practicable.

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2017, 2018 AND 2019 (AMOUNTS AS OF 31 DECEMBER 2018 AND FOR THE YEARS ENDED 31 DECEMBER 2017 AND 2018 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(All amounts in RMB Yuan unless otherwise stated)

4	Summary of significant accounting policies and accounting estimates (Cont’d)

(6)	Inventories

Inventories include raw materials, work in progress and finished goods, and are measured at the lower of cost and net realizable value.

Cost is determined using the weighted average method. The cost of finished goods and semi-finished products comprise raw materials, direct labor and systematically allocated production overhead based on the normal production capacity. Turnover materials include low value consumables and packaging materials, and are expensed when issued.

Provision for decline in the value of inventories is determined at the excess amount of the carrying amounts of the inventories over their net realizable value. Net realizable value is determined based on the estimated selling price in the ordinary course of business, less the estimated costs to completion and estimated costs necessary to make the sale and related taxes.

The Company adopts the perpetual inventory system.

(7)	Fixed assets

Fixed assets comprise buildings, machinery and equipment, motor vehicles, office equipment and other equipment. Fixed assets purchased or constructed by the Company are initially measured at cost at the time of acquisition.

Subsequent expenditures incurred for a fixed asset are included in the cost of the fixed asset when it is probable that the associated economic benefits will flow to the Company and the related cost can be reliably measured. The carrying amount of the replaced part is derecognized. All the other subsequent expenditures are recognized in profit or loss for the period in which they are incurred.

Fixed assets are depreciated using the straight-line method to allocate the cost of the assets to their estimated residual values over their estimated useful lives. For the fixed assets that have been provided for impairment loss, the related depreciation charge is prospectively determined based upon the adjusted carrying amounts over their remaining useful lives.

The estimated useful lives, the estimated net residual values expressed as a percentage of cost and the annual depreciation rates of fixed assets are as follows:

	Estimated useful lives	Estimated net residual values	Annual depreciation rates
Buildings	4 to 40 years	3%	2.43% to 24.25%
Machinery and equipment	4 to 28 years	3%	3.46% to 24.25%
Motor vehicles	8 to 10 years	3%	9.7% to 12.13%
Office equipment and other equipment	4 to 14 years	3%	6.93% to 24.25%

The estimated useful life and the estimated net residual value of a fixed asset and the depreciation method applied to the asset are reviewed, and adjusted as appropriate at each year-end.

A fixed asset is derecognized on disposal or when no future economic benefits are expected from its use or disposal. The amount of proceeds from disposals on sale, transfer, retirement or damage of a fixed asset net of its carrying amount and related taxes and expenses is recognized in profit or loss for the current period.

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2017, 2018 AND 2019 (AMOUNTS AS OF 31 DECEMBER 2018 AND FOR THE YEARS ENDED 31 DECEMBER 2017 AND 2018 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(All amounts in RMB Yuan unless otherwise stated)

4	Summary of significant accounting policies and accounting estimates (Cont’d)

(8)	Construction in progress

Construction in progress is measured at actual cost. Actual cost comprises construction costs, installation costs, borrowing costs that are eligible for capitalisation and other costs necessary to bring the fixed assets ready for their intended use. Construction in progress is transferred to fixed assets when the assets are ready for their intended use, and depreciation is charged starting from the following month.

(9)	Intangible assets

Intangible assets include land use rights, patent rights and computer software systems, and are measured at cost.

(a)	Land use rights

Land use rights are amortized on the straight-line basis over their approved use period of 47 years. If the acquisition costs of the land use rights and the buildings located thereon cannot be reasonably allocated between the land use rights and the buildings, all of the acquisition costs are recognized as fixed assets.

(b)	Patents

Patents are amortized on a straight-line basis over the patent protection period of 10 years as stipulated by the laws.

(c)	Computer software systems

Computer software systems are amortized on the straight-line basis over the estimated useful lives of 5 years.

(d)	Periodical review of useful life and amortisation method

For an intangible asset with a finite useful life, review of its useful life and amortisation method is performed at each year-end, with adjustment made as appropriate.

(10)	Research and development

The expenditure on an internal research and development project is classified into expenditure on the research phase and expenditure on the development phase based on its nature and whether there is material uncertainty that the research and development activities can form an intangible asset at the end of the project.

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2017, 2018 AND 2019 (AMOUNTS AS OF 31 DECEMBER 2018 AND FOR THE YEARS ENDED 31 DECEMBER 2017 AND 2018 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(All amounts in RMB Yuan unless otherwise stated)

4	Summary of significant accounting policies and accounting estimates (Cont’d)

(10)	Research and development (Cont’d)

Expenditure on the research phase is recognized in profit or loss in the period in which it is incurred. Expenditure on the development phase is capitalized only if all of the following conditions are satisfied:

•	it is technically feasible to complete the intangible asset so that it will be available for use or sale;

•	management intends to complete the intangible asset, and use or sell it;

•	it can be demonstrated how the intangible asset will generate economic benefits;

•	there are adequate technical, financial and other resources to complete the development and the ability to use or sell the intangible asset; and

•	the expenditure attributable to the intangible asset during its development phase can be reliably measured.

Other development expenditures that do not meet the conditions above are recognized in profit or loss in the period in which they are incurred. Development costs previously recognized as expenses are not recognized as an asset in a subsequent period. Capitalized expenditure on the development phase is presented as development costs in the balance sheet and transferred to intangible assets at the date that the asset is ready for its intended use.

(11)	Long-term prepaid expenses

Long-term prepaid expenses mainly include the catalyst expenditures that have been incurred but should be recognized as expenses over more than one year in the current and subsequent periods. Long-term prepaid expenses are amortized on the straight-line basis over the expected beneficial period and are presented at actual expenditure net of accumulated amortisation.

Catalysts are amortized on the straight-line basis over their useful lives of 1.5 to 10 years.

(12)	Impairment of long-term assets

Fixed assets, construction in progress and intangible assets with finite useful lives, are tested for impairment if there is any indication that an asset may be impaired at the balance date, and intangible assets not ready for their intended use are tested at least annually for impairment, irrespective of whether there is any indication that they may be impaired. If the result of the impairment test indicates that the recoverable amount of an asset is less than its carrying amount, a provision for impairment and an impairment loss are recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and the present value of the future cash flows expected to be derived from the asset. Provision for asset impairment is determined and recognized on the individual asset basis. If it is not possible to estimate the recoverable amount of an individual asset, the recoverable amount of a group of assets to which the asset belongs is determined. A group of assets is the smallest group of assets that is able to generate independent cash inflows.

Once the above asset impairment loss is recognized, it will not be reversed for the value recovered in the subsequent periods.

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2017, 2018 AND 2019 (AMOUNTS AS OF 31 DECEMBER 2018 AND FOR THE YEARS ENDED 31 DECEMBER 2017 AND 2018 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(All amounts in RMB Yuan unless otherwise stated)

4	Summary of significant accounting policies and accounting estimates (Cont’d)

(13)	Borrowing costs

The borrowing costs that are directly attributable to the acquisition and construction of a fixed asset that needs a substantially long period of time for its intended use commence to be capitalised and recorded as part of the cost of the asset when expenditures for the asset and borrowing costs have been incurred, and the activities relating to the acquisition and construction that are necessary to prepare the asset for its intended use have commenced. The capitalisation of borrowing costs ceases when the asset under acquisition or construction becomes ready for its intended use and the borrowing costs incurred thereafter are recognized in profit or loss for the current period. Capitalisation of borrowing costs is suspended during periods in which the acquisition or construction of a fixed asset is interrupted abnormally and the interruption lasts for more than 3 months, until the acquisition or construction is resumed.

(14)	Employee benefits

Employee benefits refer to all forms of consideration or compensation given by the Company in exchange for service rendered by employees or for termination of employment relationship, which include short-term employee benefits, post-employment benefits, termination benefits and other long-term employee benefits.

(a)	Short-term employee benefits

Short-term employee benefits include employee wages or salaries, bonus, allowances and subsidies, staff welfare, premiums or contributions on medical insurance, work injury insurance and maternity insurance, housing funds, union running costs and employee education costs. The short-term employee benefits actually occurred are recognized as a liability in the accounting period in which the service is rendered by the employees, with a corresponding charge to the profit or loss for the current period or the cost of relevant assets. Non-monetary benefits are measured at fair value.

(b)	Post-employment benefits

The Company classifies post-employment benefit plans as either defined contribution plans or defined benefit plans. Defined contribution plans are post-employment benefit plans under which the Company pays fixed contributions into a separate fund and will have no obligation to pay further contributions; and defined benefit plans are post-employment benefit plans other than defined contribution plans. During the reporting period, the Company’s post-employment benefits mainly include the premiums or contributions on basic pensions and unemployment insurance, both of which belong to defined contribution plans.

Basic pensions

The Company’s employees participate in the basic pension plan set up and administered by local authorities of Ministry of Human Resource and Social Security. Monthly payments of premiums on the basic pensions are calculated according to prescribed bases and percentages by relevant local authorities. When employees retire, the relevant local authorities are obliged to pay the basic pensions to them. The amounts based on the above calculations are recognized as liabilities in the accounting period in which the service has been rendered by the employees, with a corresponding charge to the profit or loss for the current period or the cost of relevant assets.

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2017, 2018 AND 2019 (AMOUNTS AS OF 31 DECEMBER 2018 AND FOR THE YEARS ENDED 31 DECEMBER 2017 AND 2018 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(All amounts in RMB Yuan unless otherwise stated)

4	Summary of significant accounting policies and accounting estimates (Cont’d)

(14)	Employee benefits (Cont’d)

(c)	Termination benefits

The Company provides compensation for terminating the employment relationship with employees before the end of the employment contracts or as an offer to encourage employees to accept voluntary redundancy before the end of the employment contracts. The Company recognises a liability arising from compensation for termination of the employment relationship with employees, with a corresponding charge to profit or loss for the current period at the earlier of the following dates: 1) when the Company cannot unilaterally withdraw an employment termination plan or a curtailment proposal; 2) when the Company recognises costs or expenses for a restructuring that involves the payment of termination benefits.

The termination benefits expected to be settled within one year since the balance sheet date are classified as current liabilities.

(15)	Provisions

Provisions for product warranties and onerous contracts, are recognized when the Company has a present obligation, it is probable that an outflow of economic benefits will be required to settle the obligation, and the amount of the obligation can be measured reliably.

A provision is initially measured at the best estimate of the expenditure required to settle the related present obligation. Factors surrounding a contingency, such as the risks, uncertainties and the time value of money, are taken into account as a whole in reaching the best estimate of a provision. Where the effect of the time value of money is material, the best estimate is determined by discounting the related future cash outflows. The increase in the discounted amount of the provision arising from passage of time is recognized as interest expense.

The carrying amount of provisions is reviewed at each balance sheet date and adjusted to reflect the current best estimate.

The provisions expected to be settled within one year since the balance sheet date are classified as current liabilities.

(16)	Deferred tax assets and deferred tax liabilities

Deferred tax assets and deferred tax liabilities are calculated and recognized based on the differences arising between the tax bases of assets and liabilities and their carrying amounts (temporary differences). Deferred tax asset is recognized for the deductible losses that can be carried forward to subsequent years for deduction of the taxable profit in accordance with the tax laws. No deferred tax liability is recognized for a temporary difference arising from the initial recognition of goodwill. No deferred tax asset or deferred tax liability is recognized for the temporary differences resulting from the initial recognition of assets or liabilities due to a transaction other than a business combination, which affects neither accounting profit nor taxable profit (or deductible loss). At the balance sheet date, deferred tax assets and deferred tax liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled.

Deferred tax assets are only recognized for deductible temporary differences, deductible losses and tax credits to the extent that it is probable that taxable profit will be available in the future against which the deductible temporary differences, deductible losses and tax credits can be utilized.

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2017, 2018 AND 2019 (AMOUNTS AS OF 31 DECEMBER 2018 AND FOR THE YEARS ENDED 31 DECEMBER 2017 AND 2018 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(All amounts in RMB Yuan unless otherwise stated)

4	Summary of significant accounting policies and accounting estimates (Cont’d)

(16)	Deferred tax assets and deferred tax liabilities (Cont’d)

Deferred tax assets and liabilities are offset when:

•	the deferred tax assets and deferred tax liabilities are related to the same tax payer within the Company and the same taxation authority; and

•	that tax payer within the Company has a legally enforceable right to offset current tax assets against current tax liabilities.

(17)	Safety production costs

According to the decision of the State Council on Further Strengthing the work of production safety (Guofa No.2 2004), Shanghai Municipal Government to implement the State Council on Further Strengthening corporate safety work notice (Hufufa No.35 2010) and Safe production costs extraction and use of management practices (Caiqi No.16 2012) issued by the Ministry of Finance and the national production safety supervision administration on 2 February 2012, The Company extracted safety production costs in a certain percentage of sales revenue from the dangerous goods in previous year, which is used for safety costs.

The safety production costs, accrued in accordance with the above regulations, shall be charged in relevant costs or profit and loss, and in the specific reserve. Safety production costs, which belong to expenses, directly offset the special reserves. If the costs formed into fixed assets, the special reserves shall be offset according to the cost forming into fixed assets, and recognize the same amount of accumulated depreciation. This fixed asset shall no longer accrue depreciation in the following period.

(18)	Revenue recognition

The Company shall, when the customer acquires control over the relevant goods or services, recognize the income at the amount of consideration to which it is expected to be entitled.

Sales of goods

The Company manufactures and sells ethylene, polyethylene, styrene, polystyrene, propylene, acrylonitrile, polypropylene, butadiene, aromatic hydrocarbons and other chemical products and plastic raw materials to distributors. Sales are recognized when control of the products has transferred, being when the products are delivered to and accepted by the customer. The Company delivers the products to the specific location in accordance with the sales contract, and recognized as revenues when the customer confirms receipt of the products. Revenue excludes value added tax and is after deduction of any estimated trade discounts.

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2017, 2018 AND 2019 (AMOUNTS AS OF 31 DECEMBER 2018 AND FOR THE YEARS ENDED 31 DECEMBER 2017 AND 2018 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(All amounts in RMB Yuan unless otherwise stated)

4	Summary of significant accounting policies and accounting estimates (Cont’d)

(19)	Government grants

Government grants refer to the monetary or non-monetary assets obtained by the Company from the government, including tax return and financial subsidy.

Government grants are recognized when the grants can be received and the Company can comply with all attached conditions. If a government grant is a monetary asset, it will be measured at the amount received or receivable. If a government grant is a non-monetary asset, it will be measured at its fair value. If it is unable to obtain its fair value reliably, it will be measured at its nominal amount.

Government grants related to assets refer to government grants which are obtained by the Company for the purposes of purchase, construction or acquisition of the long-term assets. Government grants related to income refer to the government grants other than those related to assets.

Government grants related to assets are either deducted against the carrying amount of the assets, or recorded as deferred income and recognized in profit or loss on a systemic basis over the useful lives of the assets. Government grants related to income that compensate the future costs, expenses or losses are recorded as deferred income and recognized in profit or loss, or deducted against related costs, expenses or losses in reporting the related expenses; government grants related to income that compensate the incurred costs, expenses or losses are recognized in profit or loss, or deducted against related costs, expenses or losses directly in current period. The Company applies the presentation method consistently to the similar government grants in the financial statements.

Government grants that are related to ordinary activities are included in operating profit, otherwise, they are recorded in non-operating income or expenses.

(20)	Leases

The Company applied the new lease standard as of 1 January 2019.

Lease is a kind of contract whereby, within a certain period of time, the lessor transfers the right-of-use assets to lessee in order to obtain benefits.

The Company as the lessee

The Company recognized the right-of-use assets at the beginning of the lease period and the lease liabilities at the present value of the outstanding lease payments. Lease payments include fixed payments and payments to be made if it is reasonably determined that the option to buy or to terminate the lease option will be exercised. The variable rent, which is determined by a certain percentage of sales, is not included in the lease payment and is recorded into the current profit and loss when it actually occurs. The Company will be paid from the balance sheet date within one year (including one year) of the lease liabilities, as a non-current liabilities due within one year.

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2017, 2018 AND 2019 (AMOUNTS AS OF 31 DECEMBER 2018 AND FOR THE YEARS ENDED 31 DECEMBER 2017 AND 2018 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(All amounts in RMB Yuan unless otherwise stated)

4	Summary of significant accounting policies and accounting estimates (Cont’d)

(20)	Leases (Cont’d)

The right-of-use assets of the Company including leased houses and buildings, plant and machinery equipment, means of transport and others. The right-of-use assets are initially measured at cost, which includes the initial measurement of the lease liability, the lease payment paid on or before the lease period, the initial direct expenses, etc., and deducts the lease incentive received. Where the Company is able to reasonably determine the ownership of the leased assets upon the expiration of the lease term, depreciation of the leased assets shall be calculated and withdrawn within the remaining service life of the leased assets; If it is not reasonable to determine whether the ownership of the leased asset can be acquired at the end of the lease term, the depreciation shall be calculated within the shorter period between the lease term and the remaining useful life of the leased asset. When the recoverable amount is lower than the book value of the asset, the Company writes down the book value to the recoverable amount.

For short-term leases with a lease term of no more than 12 months, the Company chooses not to recognize the right-of-use assets and lease liabilities, and records the relevant rental expenses into the current profits and losses or related asset costs according to the straight-line method during each period of the lease term.

(21)	Profit distribution

Proposed profit distribution is recognized as a liability in the period in which it is approved by the Board of Directors.

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2017, 2018 AND 2019 (AMOUNTS AS OF 31 DECEMBER 2018 AND FOR THE YEARS ENDED 31 DECEMBER 2017 AND 2018 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(All amounts in RMB Yuan unless otherwise stated)

4	Summary of significant accounting policies and accounting estimates (Cont’d)

(22)	Critical accounting estimates and judgements

The Company continually evaluates the critical accounting estimates and key judgements applied based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The critical accounting estimates and key assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next accounting year are outlined below:

(a)	Estimated useful lives and net residual values of fixed assets and other long-term assets

The Company assessed the estimated useful lives of fixed assets and other long-term assets in line with historical experience based on the actual useful lives of assets with similar nature or function. If there are significant changes in estimated useful lives and net residual values, depreciation or amortisation expenses for future periods are adjusted.

(b)	Provision for decline in the value of inventories

Any excess of the cost over the net realizable value of each item of inventories is recognized as a provision for decline in the value of inventories. Net realizable value is determined based on the estimated selling price in the ordinary course of business, less the estimated costs to completion and estimated costs necessary to make the sale and related taxes. Management bases the estimates on all available information, including the current market prices of the finished goods and raw materials, costs to completion, costs necessary to make the sale and related taxes. If the actual selling prices are lower or the costs to completion are higher than estimated, the actual allowance for decline in the value of inventories would be higher than estimated.

(c)	Income taxes

As there are some transactions and events for which the ultimate tax determination is uncertain during the ordinary course of business, significant judgement is required from the Company in determining the provision for income taxes. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2017, 2018 AND 2019 (AMOUNTS AS OF 31 DECEMBER 2018 AND FOR THE YEARS ENDED 31 DECEMBER 2017 AND 2018 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(All amounts in RMB Yuan unless otherwise stated)

4	Summary of significant accounting policies and accounting estimates (Cont’d)

(23)	Significant changes in accounting policies

In 2018, the Ministry of Finance issued the revised CAS 21 leasing (“the new CAS 21”) and in 2019 issued the “Circular on the Amendment to the Formats of Corporate Financial Statements for the Year of 2019” (Cai Kuai [2019] 06), the revised CAS 7 Exchange of Non-Monetary Assets (“the revised CAS 7”) and the revised CAS 12 Debt Restructuring (“the revised CAS 12”). The financial statements are prepared in accordance with the above circular and standards. The revised CAS 7 and the revised CAS 12 have no significant impact on the Company. The impact of other amendments on the statements of the Company is listed as follow:

(a)	Changes on general enterprise statement format

(i)	Impact on company balance sheets is as follows:

Content and reasons for changes in accounting policies	Impacted items	Impact Amount Increase/(Decrease)
		31 December 2018	1 December 2018
The Company divides Notes and accounts receivable into Accounts receivable and Notes receivable.	Accounts receivables	363,401,901	701,231,587
	Notes receivable	254,641,593	756,226,789
	Notes and accounts receivables	(618,043,494)	(1,457,458,376)
The Company divides Notes and accounts payable into Accounts payable and Notes payable.	Accounts payables	1,423,460,500	1,632,811,189
	Notes payable	-	-
	Notes and accounts payables	(1,423,460,500)	(1,632,811,189)

(b)	Leases

The Company adopted the new CAS 21 retrospectively from 1 January 2019, but has not restated comparatives for the previous reporting periods, as permitted under the specific transition provisions in the standard. The reclassifications and the adjustments arising from the new leasing rules are therefore recognized in the opening balance sheet on 1 January 2019.

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2017, 2018 AND 2019 (AMOUNTS AS OF 31 DECEMBER 2018 AND FOR THE YEARS ENDED 31 DECEMBER 2017 AND 2018 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(All amounts in RMB Yuan unless otherwise stated)

4	Summary of significant accounting policies and accounting estimates (Cont’d)

(23)	Significant changes in accounting policies (Cont’d)

(b)	Leases (Cont’d)

(i)	Content and reasons for changes in accounting policies	Impacted items	Impact Amount Increase/ (Decrease)
			1 January 2019
	For the existing operating lease contracts before the first implementation of the new lease criteria, the Company have different linkage methods according to the remaining lease period:	Right-of-use assets Lease liabilities	2,883,438 (122,556)

	For the remaining lease term is more than 12 months, the Company shall recognize the lease liability based on the remaining lease payment and incremental borrowing rate on 1 January 2019, and assume that the new lease criteria shall be adopted on the beginning date of the lease term, and the book value of the right-of-use assets shall be determined based on the incremental borrowing rate on 1 January 2019.	Non-current liabilities maturing within one year	(2,760,882)

	For the remaining lease period does not exceed 12 months, the Company adopt the simplified method and do not confirm the right-of-use assets and lease liabilities, which has no significant impact on the financial statements.

	For the operating lease contracts of low-value assets existing before the first implementation of the new lease standards, the Company adopts a simplified method and does not confirm the right-of-use assets and lease liabilities, which has no significant impact on the financial statements.

As at 1 January 2019, when the Company measured the lease liability, the same discount rate was adopted for lease contracts with similar characteristics, and the incremental borrowing rates used was 4.65%.

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2017, 2018 AND 2019 (AMOUNTS AS OF 31 DECEMBER 2018 AND FOR THE YEARS ENDED 31 DECEMBER 2017 AND 2018 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(All amounts in RMB Yuan unless otherwise stated)

4	Summary of significant accounting policies and accounting estimates (Cont’d)

(23)	Significant changes in accounting policies (Cont’d)

(b)	Leases (Cont’d)

As at 1 January 2019, the Company adjusted the unpaid minimum operating lease payments disclosed under the original lease criteria to the adjustment schedules for lease liabilities recognized under the new lease criteria as follows:

2019
Operating lease commitments disclosed as at 31 December 2018	5,786,607
Discounted using the lessee’s incremental borrowing rate of at the date of initial application	5,393,652
(Less): Short-term leases recognized on a straight-line basis as expense	(2,063,690)
The present value of the payment of a lease contract with a lower value when a single leased asset is new	(446,524)

Lease liability recognized as at 1 January 2019 (including non-current liabilities maturing within one year) (Note 4(23)(b)(i))	2,883,438

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2017, 2018 AND 2019 (AMOUNTS AS OF 31 DECEMBER 2018 AND FOR THE YEARS ENDED 31 DECEMBER 2017 AND 2018 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(All amounts in RMB Yuan unless otherwise stated)

5	Taxation

The main categories and rates of taxes applicable to the Company are set out below:

Category	Tax rate/amount	Tax base
Enterprise income tax(a)	25%	Taxable income
Value-added tax (“VAT”)(b)	6%, 9%, 10%, 13%, 16%	Taxable value-added amount (Tax payable is calculated using the taxable sales amount multiplied by the applicable tax rate less deductible VAT input of the current period)
City maintenance and construction tax	1%	VAT paid
Educational surcharge	3%	VAT paid
Local educational surcharge	2%, 1%	VAT paid
Consumption tax	Naphtha: RMB 2,105 per ton	Amount of taxable imported Naphtha
Environmental tax	RMB 1.20, RMB 6.65, RMB 7.60, RMB 8.55	Taxable pollutant volume

(a)

Pursuant to the “Circular on Enterprise Income Tax Policy concerning Deductions for Equipment and Appliances”(Cai Shui [2018] 54) issued by the State Administration of Taxation, during the period from 1 January 2018 to 31 December 2020, the cost of newly purchased equipment with the original cost less than RMB 5 million can be fully deducted against taxable profit in the next month after the asset is put into use, instead of being depreciated annually for tax filing.

(b)

Pursuant to the “Ministry of Finance, State Administration of Taxation, General Administration of Customs, Announcement on Deepening the Policies Related to Value-Added Tax Reform”(Caishui[2019] 39) jointly issued by the Ministry of Finance and the State Administration of Taxation, the applicable VAT rate of taxable sales behaviour, importing of goods is 13% from 1 April 2019, while it was 16% before then.

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2017, 2018 AND 2019 (AMOUNTS AS OF 31 DECEMBER 2018 AND FOR THE YEARS ENDED 31 DECEMBER 2017 AND 2018 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(All amounts in RMB Yuan unless otherwise stated)

6	Notes to the financial statements

(1)	Cash at bank and on hand

	31 December 2018	31 December 2019
Cash at bank - RMB	6,780,029,549	9,239,983,712
- USD (translated into RMB)	37,267,495	38,499,958
Other cash balances (a)	-	90,000,000

	6,817,297,044	9,368,483,670

(a)	Other cash balances RMB 90,000,000 is the margin deposit which deposited by the Company in applying to the bank for issuing unconditional and irrevocable guarantee of RMB 300,000,000.

(2)	Notes receivable

	31 December 2018	31 December 2019
Bank acceptance notes	254,641,593	-

As at 31 December 2018 and 2019, the Company had no discounted bank acceptance notes which were still undue.

(3)	Accounts receivable

	31 December 2017			31 December 2018
Receivables due from related parties (Note 7(4))	490,680,228			205,314,585
Accounts receivable from third parties	219,348,637			166,884,594

	710,028,865			372,199,179

		Increase in the current year	Decrease in the current year
Less: Provision for bad debts (i)	(8,797,278)	-	-	(8,797,278)

	701,231,587			363,401,901

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2017, 2018 AND 2019 (AMOUNTS AS OF 31 DECEMBER 2018 AND FOR THE YEARS ENDED 31 DECEMBER 2017 AND 2018 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(All amounts in RMB Yuan unless otherwise stated)

6	Notes to the financial statements (Cont’d)

(3)	Accounts receivable (Cont’d)

	31 December 2018			31 December 2019
Receivables due from related parties (Note 7(4))	205,314,585			174,939,409
Accounts receivable from third parties	166,884,594			197,643,971

	372,199,179			372,583,380

		Increase in the current year	Decrease in the current year
Less: Provision for bad debts (i)	(8,797,278)	-	-	(8,797,278)

	363,401,901			363,786,102

The aging of accounts receivable and related provisions for bad debts are analyzed below:

	31 December 2018	31 December 2019
Within 1 year	363,401,901	363,786,102
1 to 3 years	-	-
Over 3 years	8,797,278	8,797,278

	372,199,179	372,583,380

(i)	Provision

	31 December 2018	31 December 2019
Provision of Acconuts receivable	8,797,278	8,797,278

As at 31 December 2018 and 2019, the Company had no accounts receivable of single provision for bad debts.

For accounts receivable, whether or not there is significant financing component, the Company shall measure the loss reserve according to the expected credit loss of the whole duration.

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2017, 2018 AND 2019 (AMOUNTS AS OF 31 DECEMBER 2018 AND FOR THE YEARS ENDED 31 DECEMBER 2017 AND 2018 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(All amounts in RMB Yuan unless otherwise stated)

6	Notes to the financial statements (Cont’d)

(4)	Financial assets at fair value through other comprehensive income

	31 December 2018	31 December 2019
Financial assets at fair value through other comprehensive income	-	275,684,637

(a)

As at 31 December 2019, notes receivable were classified to financial assets at fair value through other comprehensive income, as the Company’s business model is achieved both by collecting contractual cash flows and selling of these assets (31 December 2018: Nil).

(b)

The Company has no single provision for impairment of the bank acceptance notes, with all provision was accured by their expected credit loss. As at December 31 2018 and 2019, the Company considers that no bank acceptance notes has significant credit risk, and will not suffer significant loss due to the violation of banks.

(c)	As at 31 December 2019, unmatured notes receivable that have been endorsed or discounted by the Company is as follows:

	Derecognized	Not derecognized
Bank acceptance notes	695,442,650	-

(5)	Other receivables

	31 December 2018	31 December 2019
Property rental deposits	1,478,970	1,478,970
Others	98,428	60,800

	1,577,398	1,539,770

As at 31 December 2018 and 2019, all other receivables were aged within one year except for property rental deposits. No other receivables were past due but unimpaired. Provision for bad debts was not required as assessed by management of the Company.

(6)	Advances to suppliers

	31 December 2018	31 December 2019
Advances to suppliers	214,617,842	204,393,114

As at 31 December 2018 and 2019, the Company’s advances to suppliers were mainly refers to the prepayment of third-party naphtha and tax deposits, the aging of advances to suppliers were within one year.

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2017, 2018 AND 2019 (AMOUNTS AS OF 31 DECEMBER 2018 AND FOR THE YEARS ENDED 31 DECEMBER 2017 AND 2018 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(All amounts in RMB Yuan unless otherwise stated)

6	Notes to the financial statements (Cont’d)

(7)	Inventories

	31 December 2017			31 December 2018
Cost -
Raw materials	1,247,277,942			1,171,622,449
Semi-finished products	334,501,268			381,896,490
Finished goods	418,717,996			438,814,573

	2,000,497,206			1,992,333,512

		Increase in the current year	Decrease in the current year
Less: Provision for decline in the value of inventories -
Raw materials	(87,561,232)	(6,333,924)	16,629,643	(77,265,513)
Semi-finished products	(6,703,751)	(12,053,900)	6,711,162	(12,046,489)
Finished goods	-	(19,999,673)	624,496	(19,375,177)

	(94,264,983)	(38,387,497)	23,965,301	(108,687,179)

	1,906,232,223			1,883,646,333

	31 December 2018			31 December 2019
Cost -
Raw materials	1,171,622,449			946,272,489
Semi-finished products	381,896,490			331,525,309
Finished goods	438,814,573			393,976,969

	1,992,333,512			1,671,774,767

		Increase in the current year	Decrease in the current year
Less: Provision for decline in the value of inventories -
Raw materials	(77,265,513)	(2,042,798)	3,915,674	(75,392,637)
Semi-finished products	(12,046,489)	(4,834,980)	12,046,490	(4,834,979)
Finished goods	(19,375,177)	(2,423,291)	19,375,176	(2,423,292)

	(108,687,179)	(9,301,069)	35,337,340	(82,650,908)

	1,883,646,333			1,589,123,859

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2017, 2018 AND 2019 (AMOUNTS AS OF 31 DECEMBER 2018 AND FOR THE YEARS ENDED 31 DECEMBER 2017 AND 2018 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(All amounts in RMB Yuan unless otherwise stated)

6	Notes to the financial statements (Cont’d

(8)	Other current assets

	31 December 2018	31 December 2019
Refund of consumption tax (a)	-	52,941,279
Others	2,171,548	2,171,547

	2,171,548	55,112,826

(a)

According to regulations of the Interim Measures for Consumption Tax Refunding (Exempting) on Naphtha and Fuel Used in Production of Ethylene and Arene Chemical Products issued by the State Administration of Taxation, eligible enterprises, which use naphtha and fuel to produce ethylene and arene chemical products, can enjoy tax rebate for consumption tax. As at 31 December 2019, the Company had made a tax refund application to the local tax bureau and confirmed that the consumption tax refund of RMB 52,941,279 would be received (31 December 2018: Nil).

(9)	Fixed assets

	Plant and buildings	Machinery and equipment	Motor vehicles	Office and other equipment	Total
Cost
31 December 2017	1,349,566,890	19,576,161,766	11,278,183	169,149,839	21,106,156,678
Transferred from construction in progress (Note 6(10))	2,155,065	36,253,369	-	7,666,311	46,074,745
Other increases in the current year	-	1,261,075	2,689,892	13,829,693	17,780,660
Disposal in the current year	-	(127,184,022)	(845,603)	(3,775,287)	(131,804,912)

31 December 2018	1,351,721,955	19,486,492,188	13,122,472	186,870,556	21,038,207,171

Accumulated depreciation
31 December 2017	(821,410,390)	(15,381,963,255)	(4,969,477)	(112,979,155)	(16,321,322,277)
Provision in the current year	(48,713,169)	(686,650,718)	(928,181)	(15,635,021)	(751,927,089)
Disposal in the current year	-	111,172,539	615,996	3,664,169	115,452,704

31 December 2018	(870,123,559)	(15,957,441,434)	(5,281,662)	(124,950,007)	(16,957,796,662)

Carrying amount
31 December 2018	481,598,396	3,529,050,754	7,840,810	61,920,549	4,080,410,509

31 December 2017	528,156,500	4,194,198,511	6,308,706	56,170,684	4,784,834,401

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2017, 2018 AND 2019 (AMOUNTS AS OF 31 DECEMBER 2018 AND FOR THE YEARS ENDED 31 DECEMBER 2017 AND 2018 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(All amounts in RMB Yuan unless otherwise stated)

6	Notes to the financial statements (Cont’d)

(9)	Fixed assets (Cont’d)

	Plant and buildings	Machinery and equipment	Motor vehicles	Office and other equipment	Total
Cost
31 December 2018	1,351,721,955	19,486,492,188	13,122,472	186,870,556	21,038,207,171
Transferred from construction in progress (Note 6(10))	5,049,789	481,272,068	-	20,924,357	507,246,214
Other increases in the current year	124,080	11,772,318	442,016	24,359,155	36,697,569
Disposal in the current year	-	(90,654,093)	(1,600,684)	(16,291,671)	(108,546,448)

31 December 2019	1,356,895,824	19,888,882,481	11,963,804	215,862,397	21,473,604,506

Accumulated depreciation
31 December 2018	(870,123,559)	(15,957,441,434)	(5,281,662)	(124,950,007)	(16,957,796,662)
Provision in the current year	(48,918,859)	(554,058,969)	(1,088,933)	(19,153,200)	(623,219,961)
Disposal in the current year	-	85,189,857	1,350,451	15,797,388	102,337,696

31 December 2019	(919,042,418)	(16,426,310,546)	(5,020,144)	(128,305,819)	(17,478,678,927)

Carrying amount
31 December 2019	437,853,406	3,462,571,935	6,943,660	87,556,578	3,994,925,579

31 December 2018	481,598,396	3,529,050,754	7,840,810	61,920,549	4,080,410,509

In 2019, the amounts of depreciation expenses charged cost of sales, selling and distribution expenses, general and administrative expenses and research and development expenses were RMB 609,665,198, RMB 1,067,539, RMB 12,461,713 and RMB 25,511 (2017: RMB 911,939,273, RMB 1,355,686, RMB 11,875,589 and RMB 32,832; 2018: RMB 737,043,438, RMB 1,043,503, RMB 13,779,979 and RMB 60,169), respectively.

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2017, 2018 AND 2019 (AMOUNTS AS OF 31 DECEMBER 2018 AND FOR THE YEARS ENDED 31 DECEMBER 2017 AND 2018 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(All amounts in RMB Yuan unless otherwise stated)

6	Notes to the financial statements (Cont’d)

(10)	Construction in progress

	31 December 2017	Increase in the current year (Note 6(28))	Current year transfer to fixed assets (Note 6(9))	Current year transfer to intangible assets (Note 6(12))	Written-off in the current year	31 December 2018
Construction in progress	243,189,492	439,736,534	(46,074,745)	(25,295,700)	-	611,555,581

Less: Provision for impairment of construction in progress	-	-	-	-	-	-

	243,189,492					611,555,581

	31 December 2018	Increase in the current year (Note 6(28))	Current year transferred to fixed assets (Note 6(9))	Current year transferred to intangible assets (Note 6(12))	Written-off in the current year	31 December 2019
Construction in progress	611,555,581	238,898,156	(507,246,214)	(63,007,126)	(16,174,792)	264,025,605

Less: Provision for impairment of construction in progress	-	(16,174,792)	-	-	16,174,792	-

	611,555,581					264,025,605

The construction in progress balance of the Company is mainly production and environmental protection equipment installation programs.

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2017, 2018 AND 2019 (AMOUNTS AS OF 31 DECEMBER 2018 AND FOR THE YEARS ENDED 31 DECEMBER 2017 AND 2018 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(All amounts in RMB Yuan unless otherwise stated)

6	Notes to the financial statements (Cont’d)

(11)	Right-of-use assets

	Buildings	Vehicles and other equipments	Total
Cost
31 December 2018	—	—	—
Changes in accounting policies	2,543,217	340,221	2,883,438

1 January 2019	2,543,217	340,221	2,883,438

Increase	2,927,139	-	2,927,139
Alteration of contracts	-	800	800
Expiration of contracts	(719,965)	-	(719,965)

31 December 2019	4,750,391	341,021	5,091,412

Accumulated depreciation
31 December 2018	—	—	—
Changes in accounting policies	-	-	-

1 January 2019	-	-	-

Increase	(5,064,003)	(227,347)	(5,291,350)
Expiration of contracts	719,965	-	719,965

31 December 2019	(4,344,038)	(227,347)	(4,571,385)

Carrying amount
31 December 2019	406,353	113,674	520,027

31 December 2018	—	—	—

Right-of-use assets of the Company including rented buildings and vehicles and other equipments.

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2017, 2018 AND 2019 (AMOUNTS AS OF 31 DECEMBER 2018 AND FOR THE YEARS ENDED 31 DECEMBER 2017 AND 2018 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(All amounts in RMB Yuan unless otherwise stated)

6	Notes to the financial statements (Cont’d)

(12)	Intangible assets

	Land use rights	Patents	Software	Total
Cost
31 December 2017	770,966,668	1,006,324,394	110,678,925	1,887,969,987
Increase in the current year	-	-	1,618,928	1,618,928
Transferred from construction in progress (Note 6(10))	-	1,970,000	23,325,700	25,295,700

31 December 2018	770,966,668	1,008,294,394	135,623,553	1,914,884,615

Accumulated amortisation
31 December 2017	(212,111,668)	(937,979,862)	(70,417,172)	(1,220,508,702)
Provision in the current year	(16,670,141)	(12,692,140)	(14,880,980)	(44,243,261)

31 December 2018	(228,781,809)	(950,672,002)	(85,298,152)	(1,264,751,963)

Carrying amount
31 December 2018	542,184,859	57,622,392	50,325,401	650,132,652

31 December 2017	558,855,000	68,344,532	40,261,753	667,461,285

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2017, 2018 AND 2019 (AMOUNTS AS OF 31 DECEMBER 2018 AND FOR THE YEARS ENDED 31 DECEMBER 2017 AND 2018 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(All amounts in RMB Yuan unless otherwise stated)

6	Notes to the financial statements (Cont’d)

(12)	Intangible assets (Cont’d)

	Land use rights	Patents	Software	Total
Cost
31 December 2018	770,966,668	1,008,294,394	135,623,553	1,914,884,615
Increase in the current year	-	-	2,317,486	2,317,486
Transferred from construction in progress (Note 6(10))	-	15,243,671	47,763,455	63,007,126

31 December 2019	770,966,668	1,023,538,065	185,704,494	1,980,209,227

Accumulated amortisation
31 December 2018	(228,781,809)	(950,672,002)	(85,298,152)	(1,264,751,963)
Provision in the current year	(16,429,844)	(11,630,621)	(20,686,484)	(48,746,949)

31 December 2019	(245,211,653)	(962,302,623)	(105,984,636)	(1,313,498,912)

Carrying amount
31 December 2019	525,755,015	61,235,442	79,719,858	666,710,315

31 December 2018	542,184,859	57,622,392	50,325,401	650,132,652

In 2019, the amortisation of intangible assets was RMB 48,746,949 (2017: RMB 37,939,184, 2018: RMB 44,243,261).

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2017, 2018 AND 2019 (AMOUNTS AS OF 31 DECEMBER 2018 AND FOR THE YEARS ENDED 31 DECEMBER 2017 AND 2018 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(All amounts in RMB Yuan unless otherwise stated)

6	Notes to the financial statements (Cont’d)

(13)	Long-term prepaid expenses

	31 December 2017	Increase in the current year	Amortisation charged in the current year	31 December 2018
Catalyst	105,834,397	94,741,314	(59,601,791)	140,973,920
Improvements to fixed assets held under operating leases	4,154,036	-	(1,038,509)	3,115,527

	109,988,433	94,741,314	(60,640,300)	144,089,447

	31 December 2018	Increase in the current year	Amortisation charged in the current year	31 December 2019
Catalyst	140,973,920	12,933,061	(61,874,330)	92,032,651
Improvements to fixed assets held under operating leases	3,115,527	-	(1,038,509)	2,077,018

	144,089,447	12,933,061	(62,912,839)	94,109,669

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2017, 2018 AND 2019 (AMOUNTS AS OF 31 DECEMBER 2018 AND FOR THE YEARS ENDED 31 DECEMBER 2017 AND 2018 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(All amounts in RMB Yuan unless otherwise stated)

6	Notes to the financial statements (Cont’d)

(14)	Deferred tax assets and liabilities

Deferred tax assets and liabilities before offsetting of certain debit and credit balances are set out as follows:

(a)	Deferred tax assets before offsetting of certain debit and credit balances

	31 December 2018		31 December 2019
	Deferred tax assets	Deductible temporary differences	Deferred tax assets	Deductible temporary differences
Provision for asset impairment	29,371,114	117,484,458	22,862,047	91,448,186
Accrued environmental tax	-	-	15,909,685	63,638,741
Sales cut-off adjustment	-	-	2,673,234	10,692,934
Undeclared assets disposal	-	-	1,572,249	6,288,995
Difference in amortization of long-term prepaid expenses	-	-	1,075,218	4,300,873
Difference in amortization of intangible assets	-	-	-	-
Difference in depreciation of fixed assets	3,373,298	13,493,190	45,857	183,429

	32,744,412	130,977,648	44,138,290	176,553,158

Including:
Expected to be recovered within one year (inclusive)	32,744,412	130,977,648	25,134,426	100,537,704
Expected to be recovered after one year	-	-	19,003,864	76,015,454

	32,744,412	130,977,648	44,138,290	176,553,158

As at 31 December 2019, the deferred tax assets were recognized for deductible temporary differences to the extent that the taxable income will be available against which the deductible temporary differences can be utilized as assessed by management of the Company.

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2017, 2018 AND 2019 (AMOUNTS AS OF 31 DECEMBER 2018 AND FOR THE YEARS ENDED 31 DECEMBER 2017 AND 2018 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(All amounts in RMB Yuan unless otherwise stated)

6	Notes to the financial statements (Cont’d)

(14)	Deferred tax assets and deferred tax liabilities (Cont’d)

(b)	Deferred tax liabilities before offsetting

	31 December 2018		31 December 2019
	Deferred tax liabilities	Deductible temporary differences	Deferred tax liabilities	Deductible temporary differences
Difference in depreciation of fixed assets	-	-	(56,863,991)	(227,455,962)
Sales cut-off adjustment	(933,557)	(3,734,230)	-	-

	(933,557)	(3,734,230)	(56,863,991)	(227,455,962)

Including:
Expected to be recovered within one year (inclusive)	(933,557)	(3,734,230)	(5,853,022)	(23,412,088)
Expected to be recovered after one year	-	-	(51,010,969)	(204,043,874)

	(933,557)	(3,734,230)	(56,863,991)	(227,455,962)

(c)	Deductible temporary differences that are not recognized as deferred tax assets are as follows:

	31 December 2018	31 December 2019
Difference in depreciation of fixed assets	88,689,795	77,658,121
Difference in amortization of intangible assets	552,912	-

	89,242,707	77,658,121

(d)	The net balance of deferred tax assets and liabilities after offsetting is as follows:

	31 December 2018	31 December 2019
Deferred tax assets—net	31,810,855	-
Deferred tax liabilities—net	-	(12,725,701)

(15)	Short-term loan

	31 December 2018	31 December 2019
Unsecured (a)	-	500,000,000

(a)	In July 2019, the Company borrowed a one-year short-term loan of RMB 500 million from Export-Import Bank of China, with fixed annual interest rate of 3.298% (2018: Nil) and quarterly interest.

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2017, 2018 AND 2019 (AMOUNTS AS OF 31 DECEMBER 2018 AND FOR THE YEARS ENDED 31 DECEMBER 2017 AND 2018 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(All amounts in RMB Yuan unless otherwise stated)

6	Notes to the financial statements (Cont’d)

(16)	Employee benefits payable

	31 December 2018	31 December 2019
Short-term employee benefits payable (a)	95,020,020	100,184,193
Defined contribution plans payable (b)	9,067,822	9,673,931

	104,087,842	109,858,124

(a)	Short-term employee benefits

	31 December 2017	Increase in the current year	Decrease in the current year	31 December 2018
Wages and salaries, bonus, allowances and subsidies	15,000,001	306,175,749	(306,175,751)	14,999,999
Employees’ bonus and welfare fund	77,331,821	-	(400,000)	76,931,821
Social security contributions	2,346,578	23,335,181	(23,082,581)	2,599,178
Including: Medical insurance	1,902,774	20,118,292	(19,951,811)	2,069,255
Work injury insurance	170,157	1,233,374	(1,200,355)	203,176
Maternity insurance	273,647	1,983,515	(1,930,415)	326,747
Housing funds	33,374	24,743,327	(24,776,701)	-
Labor union funds	322,153	6,052,385	(5,926,081)	448,457
Employee education funds	-	4,031,680	(4,031,680)	-
Staff welfare	645,619	18,627,803	(19,232,857)	40,565
Termination benefits	-	657,675	(657,675)	-

	95,679,546	383,623,800	(384,283,326)	95,020,020

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2017, 2018 AND 2019 (AMOUNTS AS OF 31 DECEMBER 2018 AND FOR THE YEARS ENDED 31 DECEMBER 2017 AND 2018 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(All amounts in RMB Yuan unless otherwise stated)

6	Notes to the financial statements (Cont’d)

(16)	Employee benefits payable (Cont’d)

(a)	Short-term employee benefits (Cont’d)

	31 December 2018	Increase in the current year	Decrease in the current year	31 December 2019
Wages and salaries, bonus, allowances and subsidies	14,999,999	336,699,759	(331,699,758)	20,000,000
Employees’ bonus and welfare fund	76,931,821	-	(500,000)	76,431,821
Social security contributions	2,599,178	29,525,995	(28,876,961)	3,248,212

Including: Medical insurance	2,069,255	25,433,357	(25,172,620)	2,329,992
Work injury insurance	203,176	1,724,213	(1,510,381)	417,008
Maternity insurance	326,747	2,368,425	(2,193,960)	501,212
Housing funds	-	28,297,965	(28,297,965)	-
Labor union funds	448,457	6,500,555	(6,444,852)	504,160
Employee education funds	-	5,428,097	(5,428,097)	-
Staff welfare	40,565	11,617,802	(11,658,367)	-
Termination benefits	-	983,606	(983,606)	-

	95,020,020	419,053,779	(413,889,606)	100,184,193

(b)	Defined contribution plans payable

	2018		2019
	Amount payable	Ending balance	Amount payable	Ending balance
Basic pensions	45,036,329	7,418,894	41,052,696	8,019,397
Supplementary pensions	20,511,273	1,472,186	23,155,744	1,455,103
Unemployment insurance	1,058,250	176,742	1,190,407	199,431

	66,605,852	9,067,822	65,398,847	9,673,931

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2017, 2018 AND 2019 (AMOUNTS AS OF 31 DECEMBER 2018 AND FOR THE YEARS ENDED 31 DECEMBER 2017 AND 2018 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(All amounts in RMB Yuan unless otherwise stated)

6	Notes to the financial statements (Cont’d)

(17)	Taxes payable

	31 December 2018	31 December 2019
Unpaid VAT	94,149,633	281,438,340
Enterprise income tax payable	177,286,357	277,746,095
Environmental tax payable	328,109	65,444,149
Educational surcharge payable	6,498,191	14,071,917
City maintenance and construction tax payable	1,624,932	2,814,383
Individual income tax payable	2,250,772	2,376,039
Land use tax payable	-	1,499,966

	282,137,994	645,390,889

(18)	Other payables

	31 December 2018	31 December 2019
Deposits	9,701,000	13,770,000
Interests payable	-	503,892
Pollutants disposing charges	-	-
Others	143,208	1,361,007

	9,844,208	15,634,899

(19)	Non-current liabilities maturing within one year

	31 December 2018	31 December 2019
Lease liabilities maturing within one year (a)	—	121,509

(a)	As at 31 December 2019, events will lead to future potential cash outflows but not in lease liabilities of the Company including:

(i) As at 31 December 2019, the amount of lease payment related to the lease contract signed but not yet executed by the Company is RMB 11,778,768 (Note 9(3)).

(20)	Capital surplus

31 December 2018 and 2019
Foreign currency capital translation difference	(509,354)
Other capital surplus -
Transferred from special payable	1,964,000

1,454,646

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2017, 2018 AND 2019 (AMOUNTS AS OF 31 DECEMBER 2018 AND FOR THE YEARS ENDED 31 DECEMBER 2017 AND 2018 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(All amounts in RMB Yuan unless otherwise stated)

6	Notes to the financial statements (Cont’d)

(21)	Specific reserve

	31 December 2017	Increase in the current year	Decrease in the current year	31 December 2018
Work safety fund	-	40,033,813	(40,033,813)	-

	31 December 2018	Increase in the current year	Decrease in the current year	31 December 2019
Work safety fund	-	37,018,671	(37,018,671)	-

(22)	Surplus reserve

	31 December 2017	Increase in the current year	Decrease in the current year	31 December 2018
Statutory surplus reserve	-	842,884,286	-	842,884,286
Free surplus reserves	-	1,050,222,081	-	1,050,222,081
Reserve fund	133,718,997	-	-	133,718,997
Enterprise expansion fund	133,718,996	-	-	133,718,996

	267,437,993	1,893,106,367	-	2,160,544,360

	31 December 2018	Increase in the current year	Decrease in the current year	31 December 2019
Reserve fund	133,718,997	-	-	133,718,997
Enterprise expansion fund	133,718,996	-	-	133,718,996
Statutory surplus reserve	842,884,286	338,358,573	-	1,181,242,859
Free surplus reserves	1,050,222,081	-	-	1,050,222,081

	2,160,544,360	338,358,573	-	2,498,902,933

In accordance with the Company Law and the Company’s Articles of Association, the Company should appropriate 10% of net profit for the year to the statutory surplus reserve, and the Company can cease appropriation when the statutory surplus reserve accumulated to more than 50% of the registered capital. The statutory surplus reserve can be used to make up for the loss or increase the share capital after approval from the appropriate authorities. The Company appropriate RMB 338,358,573 according to 10% of the net profit of 2019 (2017: RMB 20,905,993 to the reserve fund and RMB 20,905,993 to the enterprise expansion fund; 2018: RMB 842,884,286 to the legal surplus and RMB 1,050,222,081 to the discretionary surplus reserve).

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2017, 2018 AND 2019 (AMOUNTS AS OF 31 DECEMBER 2018 AND FOR THE YEARS ENDED 31 DECEMBER 2017 AND 2018 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(All amounts in RMB Yuan unless otherwise stated)

6	Notes to the financial statements (Cont’d)

(23)	Undistributed profits

	2018	2019
Undistributed profits at beginning of year	5,200,223,774	2,859,959,209
Add: Net profit for the current year	3,228,681,590	3,383,585,735
Less: Profit distribution
—Profit distribution to equity owners	(3,675,839,788)	(2,537,000,000)
—Appropriation to statutory surplus reserves	(1,050,222,081)	-
—Appropriation to free surplus reserves	(842,884,286)	(338,358,573)
—Appropriation to reserve fund	-	-
—Appropriation to enterprise expansion fund	-	-
—Appropriation to employees’ bonus and welfare fund	-	-

Undistributed profits at end of year	2,859,959,209	3,368,186,371

In accordance with the resolution on the 18th Meeting of the Board of Directors dated 10 December 2019, the Company proposed a dividend at the amount of RMB 2,537,000,000 (2017: RMB 2,105,600,000; 2018: RMB 3,675,839,788) to shareholders.

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2017, 2018 AND 2019 (AMOUNTS AS OF 31 DECEMBER 2018 AND FOR THE YEARS ENDED 31 DECEMBER 2017 AND 2018 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(All amounts in RMB Yuan unless otherwise stated)

(24)	Revenue and cost of sales

	2017		2018		2019
	Revenue	Cost of sales	Revenue	Cost of sales	Revenue	Cost of sales
Main operations
—Sales of acrylonitrile	6,149,666,466	(4,533,617,851)	6,492,852,229	(4,475,358,906)	6,655,183,631	(4,884,698,483)
—Sales of olefin	7,459,451,230	(5,188,059,341)	6,020,401,785	(4,832,567,077)	6,841,570,930	(5,681,433,226)
—Sales of polyethylene	6,017,288,086	(4,349,160,226)	5,300,398,384	(4,419,385,650)	5,573,911,137	(4,915,433,797)
—Sales of styrene	4,057,788,576	(2,860,155,930)	3,646,081,578	(2,807,399,056)	3,671,395,008	(2,935,667,971)
—Sales of polystyrene	3,233,749,895	(2,223,460,730)	2,779,729,256	(2,081,118,474)	3,058,814,520	(2,229,600,357)
—Sales of polypropylene	2,088,848,069	(1,741,704,869)	1,917,916,549	(1,754,228,634)	2,360,998,975	(1,956,936,950)
Other operations	179,578,920	(179,092,103)	162,577,112	(166,476,312)	179,158,153	(150,793,841)

	29,186,371,242	(21,075,251,050)	26,319,956,893	(20,536,534,109)	28,341,032,354	(22,754,564,625)

(25)	Taxes and surcharges

	2017	2018	2019
Environmental tax	-	9,884,596	74,468,532
Educational surcharge	57,110,199	29,548,689	31,297,279
Stamp tax	12,406,452	11,457,263	11,977,922
City maintenance and construction tax	11,422,040	6,396,986	6,941,519
Urban land utilisation tax	4,499,899	7,499,831	2,999,933
Others	281,756	7,966	1,200

	85,720,346	64,795,331	127,686,385

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2017, 2018 AND 2019 (AMOUNTS AS OF 31 DECEMBER 2018 AND FOR THE YEARS ENDED 31 DECEMBER 2017 AND 2018 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(All amounts in RMB Yuan unless otherwise stated)

6	Notes to the financial statements (Cont’d)

(26)	Financial income—net

	2017	2018	2019
Interest expense	-	(4,737,934)	(11,596,955)
Less: Interest income	122,959,926	217,571,134	304,332,698
Exchange (gains)/losses net	(1,369,420)	2,731,109	616,344
Others	(288,203)	(276,893)	(430,068)

	121,302,303	215,287,416	292,922,019

(27)	Expenses by nature

The cost of sales, selling and administrative expenses, general and administrative expenses and R&D expenses in the income statements are listed as follows by nature:

	2017	2018	2019
Consumed raw materials and low value consumables, etc.	19,731,419,752	19,377,659,623	21,582,322,285
Changes in inventories of finished goods and semi-finished products	(113,501,087)	(74,827,458)	63,787,119
Depreciation and amortisation expenses	1,033,701,113	856,810,650	740,171,099
Employee benefits	396,356,247	450,229,652	484,452,626
Transportation costs	363,097,609	341,936,880	434,826,733
Repairs and maintenance expenses	291,724,961	743,006,955	257,022,582
Environment related cost	124,087,000	92,363,868	85,668,630
Insurance expense	24,054,917	22,686,670	29,031,272
Commodity storage fees	21,136,571	20,009,925	24,999,282
Vehicle usage fees	11,797,551	16,147,726	16,022,232
Others	328,698,439	297,489,390	274,543,071

	22,212,573,073	22,143,513,881	23,992,846,931

(28)	Asset impairment losses

	2017	2018	2019
Provision for decline in the value of construction in progress (Note 6(10))	-	-	16,174,792
Provision for decline in the value of inventories (Note 6(7))	61,182,497	38,387,497	9,301,069

	61,182,497	38,387,497	25,475,861

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2017, 2018 AND 2019 (AMOUNTS AS OF 31 DECEMBER 2018 AND FOR THE YEARS ENDED 31 DECEMBER 2017 AND 2018 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(All amounts in RMB Yuan unless otherwise stated)

6	Notes to the financial statements (Cont’d)

(29)	Losses on disposal of assets

	2017	2018	2019
Losses on disposal of fixed assets	19,097,766	11,620,416	4,973,598

(30)	Other income

	2017	2018	2019	Asset-related/ Income-related
Government subsidies
—Subsidies for research programs	-	27,401,000	12,294,000	Income-related
—Special support for chemical industry zone	-	-	9,959,000	Income-related
—Tax refund	-	1,858,659	591,329	Income-related
—Subsidies for Enterprises’ Pollution Abatement Projects Regarding Emission Reduction of Industrial VOCs	1,505,870	-	-	Income-related
Others	333,541	252,390	181,156	Income-related

	1,839,411	29,512,049	23,025,485

(31)	Income tax expenses

	2017	2018	2019
Current income tax	1,748,554,810	1,069,032,954	1,078,923,279
Deferred income tax	(17,344,625)	4,833,841	44,536,556

	1,731,210,185	1,073,866,795	1,123,459,835

The reconciliation from income tax calculated based on the applicable tax rates and total profit presented in the income statement to the income tax expenses is listed below:

	2017	2018	2019
Total profit	6,931,371,452	4,302,548,385	4,507,045,570
Income tax expenses calculated at applicable tax rates	1,732,842,863	1,075,637,096	1,126,761,393
Income not subject to tax	(634,484)	(1,974,401)	(2,375,101)
Costs, expenses and losses not deductible for tax purposes	2,184,515	2,005,038	1,581,459
Deductible temporary differences for which no deferred tax asset was recognized	(3,148,604)	(3,582,158)	(2,896,147)
True up for final settlement of enterprise income tax in respect of previous year	(34,105)	1,781,220	388,231

Income tax expenses	1,731,210,185	1,073,866,795	1,123,459,835

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2017, 2018 AND 2019 (AMOUNTS AS OF 31 DECEMBER 2018 AND FOR THE YEARS ENDED 31 DECEMBER 2017 AND 2018 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(All amounts in RMB Yuan unless otherwise stated)

6	Notes to the financial statements (Cont’d)

(32)	Notes to the cash flow statements

(a)	Reconciliation from net profit to cash flows from operating activities

	2017	2018	2019
Net profit	5,200,161,267	3,228,681,590	3,383,585,735
Add: Losses on provision for decline in the value of inventories	61,182,497	38,387,497	9,301,069
Impairment loss of construction in progress	-	-	16,174,792
Depreciation of fixed assets	925,203,380	751,927,089	623,219,961
Depreciation of right-of-use assets	—	—	5,291,350
Amortisation of intangible assets	37,939,184	44,243,261	48,746,949
Amortisation of long-term prepaid expenses	70,558,549	60,640,300	62,912,839
Losses on disposal of fixed assets	19,097,766	11,620,416	4,973,598
Loss on retirement of fixed assets	-	5,083,441	-
Financial expenses /(income)—net	2,264,172	(212,119,466)	(297,898,782)
(Increase)/decrease in deferred tax assets	(17,344,625)	3,900,284	32,744,412
Increase in deferred tax liabilities	-	933,557	11,792,144
(Increase)/decrease in inventories	(324,658,041)	(15,801,607)	285,221,405
(Increase)/decrease in operating receivables	(878,989,540)	1,653,673,735	(65,067,135)
Increase/(decrease) in operating payables	2,184,716,730	(2,015,717,976)	480,330,185

Net cash flows from operating activities	7,280,131,339	3,555,452,121	4,601,328,522

(b)	Net increase/(decrease) in cash and cash equivalents

	2017	2018	2019
Cash and cash equivalents at the end of year	7,205,477,037	6,817,297,044	9,278,483,670
Less: cash and cash equivalents at the beginning of year	(2,242,720,473)	(7,205,477,037)	(6,817,297,044)

Net increase/(decrease) in cash and cash equivalents	4,962,756,564	(388,179,993)	2,461,186,626

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2017, 2018 AND 2019 (AMOUNTS AS OF 31 DECEMBER 2018 AND FOR THE YEARS ENDED 31 DECEMBER 2017 AND 2018 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(All amounts in RMB Yuan unless otherwise stated)

6	Notes to the financial statements (Cont’d)

(32)	Notes to the cash flow statements (Cont’d)

(c)	Cash received relating to other operating activities

Cash received relating to other operating activities in the cash flow statement mainly includes:

	2017	2018	2019
Subsidies received	-	27,401,000	22,434,156
Refund received from consumption tax on imported naphtha	2,313,156,965	-	-
Interests received	122,959,926	-	-
Others	35,136,085	31,915,844	19,511,542

	2,471,252,976	59,316,844	41,945,698

(d)	Cash paid relating to other operating activities

Cash paid relating to other operating activities in the cash flow statement mainly includes:

	2017	2018	2019
Consumption tax on imported naphtha	2,133,652,890	-	-
Vehicle usage fees	11,797,551	16,604,440	16,022,232
Information system operation and maintenance costs	7,017,379	11,207,649	12,254,033
Rental expenses	6,642,335	8,182,891	2,283,060
Books and data costs	6,147,849	6,015,164	7,580,753
Conference fees	5,079,207	5,243,079	4,295,784
Consulting fees	4,001,537	5,161,723	4,706,609
Communication expenses	3,956,580	4,294,365	5,167,141
Travelling expenses	3,920,638	3,934,829	4,261,722
Business entertainment expenses	3,509,872	3,422,558	2,996,163
General office expenses	1,743,720	2,386,871	1,819,937
Environment protection expenses	1,302,124	2,109,806	1,586,667
Audit fees	1,041,509	900,000	992,925
Utilities	825,086	737,018	754,548
Others	21,944,575	23,291,591	10,748,660

	2,212,582,852	93,491,984	75,470,234

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2017, 2018 AND 2019 (AMOUNTS AS OF 31 DECEMBER 2018 AND FOR THE YEARS ENDED 31 DECEMBER 2017 AND 2018 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(All amounts in RMB Yuan unless otherwise stated)

6	Notes to the financial statements (Cont’d)

(32)	Notes to the cash flow statements (Cont’d)

(e)	Cash received relating to other investing activities

	2017	2018	2019
Interest income	-	210,338,429	304,332,698

(f)	Cash paid relating to other investing activities

	2017	2018	2019
Bank guarantee letter deposit (Note 6(1))	-	-	90,000,000

(g)	Cash payments relating to other financing activities

	2017	2018	2019
Cash paid for lease liabilities	—	—	6,123,689

The total cash outflow for leases in 2019 was RMB 8,406,749, except for the amount of cash paid for lease liabilities, the remaining cash outflow was recognized in operating activities.

7	Related parties and related party transactions

(1)	The investors

(a)	General information of the investors

Investors	Place of registration	Nature of business
Sinopec Corp.	Beijing, the PRC	Oil and gas exploration, development, production and marketing, crude oil processing, oil products production, trading and distribution
SPC	Shanghai, the PRC	Crude oil processing, petroleum products, chemical products and synthetic fibres, etc.
Gaoqiao Petrochemical	Shanghai, the PRC	Crude oil processing, petroleum products, chemical products and storage, etc.

(b)	The percentages of shareholding and voting rights in the Company held by the investors

	31 December 2018	31 December 2019
	Shareholding (%)	Shareholding (%)
Sinopec Corp.	30%	30%
SPC	20%	20%
Gaoqiao Petrochemical	50%	50%

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2017, 2018 AND 2019 (AMOUNTS AS OF 31 DECEMBER 2018 AND FOR THE YEARS ENDED 31 DECEMBER 2017 AND 2018 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(All amounts in RMB Yuan unless otherwise stated)

7	Related parties and related party transactions (Cont’d)

(2)	Nature of related parties that do not control or are not controlled by the Company

Relationship with the Company
China Jinshan Associated Trading Corporation	Subsidiary of SPC
Shanghai Jinshan Trading Corporation	Subsidiary of SPC
Zhejiang Jin Yong Acrylic Fiber Company Limited	Former subsidiary of SPC until August 2019
China International United Petroleum and Chemical Company Limited	Subsidiary of Sinopec Corp.
China Petrochemical International Company Limited	Subsidiary of Sinopec Corp.
China petrochemical International Enterprise Company Limited Ningbo Bidding Center	Subsidiary of Sinopec Corp.
China Petrochemical International Tianjin Company Limited	Subsidiary of Sinopec Corp.
China Petrochemical Technology Company Limited	Subsidiary of Sinopec Corp.
China Petroleum and Chemical Corporation Beijing Research Institute of Chemical Industries	Subsidiary of Sinopec Corp.
China Petroleum and Chemical Corporation Beijing Yanshan Branch	Subsidiary of Sinopec Corp.
China Petroleum and Chemical Corporation Guangzhou Branch	Subsidiary of Sinopec Corp.
China Petroleum and Chemical Corporation Jinling Branch	Subsidiary of Sinopec Corp.
China Petroleum and Chemical Corporation Zhenhai Refining Branch	Subsidiary of Sinopec Corp.
China Sinopec Corporation Qingdao Institute of Safety Engineering	Subsidiary of Sinopec Corp.
Hangzhou Petrochemical Company Limited	Subsidiary of Sinopec Corp.
Nanjing Yangzi Petrochemical Refining Company Limited	Subsidiary of Sinopec Corp.
Petrochemical Engineering Quality Supervision General Station	Subsidiary of Sinopec Corp.
Petro-Cyber Works Information Technology Company Limited	Subsidiary of Sinopec Corp.
Shanghai Construction Company Limited	Subsidiary of Sinopec Corp.
Shanghai Petrochemical Machinery Manufacturing Company Limited	Subsidiary of Sinopec Corp.
Shanghai Leader Catalyst Company Limited	Subsidiary of Sinopec Corp.
Sinopec Assets Management Corporation Baling Petrochemical Branch	Subsidiary of Sinopec Corp.
Sinopec Beijing Catalyst Company Limited	Subsidiary of Sinopec Corp.
Sinopec Catalyst Company Limited Beijing AUDA Branch	Subsidiary of Sinopec Corp.
Sinopec Catalyst Company Limited Shanghai Branch	Subsidiary of Sinopec Corp.
Sinopec Chemical Commercial Holding Company Limited Huabei Branch	Subsidiary of Sinopec Corp.
Sinopec Chemical Commercial Holding Company Limited Huadong Branch	Subsidiary of Sinopec Corp.

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2017, 2018 AND 2019 (AMOUNTS AS OF 31 DECEMBER 2018 AND FOR THE YEARS ENDED 31 DECEMBER 2017 AND 2018 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(All amounts in RMB Yuan unless otherwise stated)

7	Related parties and related party transactions (Cont’d)

(2)	Nature of related parties that do not control or are not controlled by the Company (Cont’d)

Relationship with the Company
Sinopec Chemical Commercial Holding Company Limited Qilu Business Department	Subsidiary of Sinopec Corp.
Sinopec Consulting Company Limited	Subsidiary of Sinopec Corp.
Sinopec Engineering Incorporation	Subsidiary of Sinopec Corp.
Sinopec Engineering Quality Monitoring Company Limited	Subsidiary of Sinopec Corp.
Sinopec Europa Handels GmbH	Subsidiary of Sinopec Corp.
Sinopec Guangzhou Company	Subsidiary of Sinopec Corp.
Sinopec Huadong Sales Company Limited	Subsidiary of Sinopec Corp.
Sinopec Huadong Supplies and Equipment Company Limited	Subsidiary of Sinopec Corp.
Sinopec Jiangsu Sales Company Limited	Subsidiary of Sinopec Corp.
Sinopec Nanjing Engineering Company Limited	Subsidiary of Sinopec Corp.
Sinopec Ningbo Engineering Company Limited Shanghai Jinshan Branch	Subsidiary of Sinopec Corp.
Sinopec Ningbo Engineering Company Limited	Subsidiary of Sinopec Corp.
Sinopec Shanghai Engineering Company Limited	Subsidiary of Sinopec Corp.
Sinopec Shanghai Pharmaceutical Industrial Design & Research Institute Company Limited	Subsidiary of Sinopec Corp.
Sinopec Shanghai Sales Company Limited	Subsidiary of Sinopec Corp.
Sinopec Technology Development Company Limited	Subsidiary of Sinopec Corp.
Sinopec Tendering Company Limited	Subsidiary of Sinopec Corp.
Sinopec Qingdao Refining&Chemical Company Limited	Subsidiary of Sinopec Corp.
Sinopec Qingdao Safety Engineering Institute	Subsidiary of Sinopec Corp.
The Fifth Construction Company of Sinopec	Subsidiary of Sinopec Corp.
Yihua Bona Fabric Company Limited	Joint venture of Sinopec Corp.
Shanghai Huayi Information Technology Company Limited	Joint venture of Sinopec Corp.
Shanghai Sinopec Mitsui elastomer Company Limited	Associated Company of Gaoqiao Petrochemical
Basf Gaoqiao Specialty Chemicals (Shanghai) Company Limited	Associated Company of Gaoqiao Petrochemical
BASF-YPC. Shanghai Company Limited	Joint venture of Gaoqiao Petrochemical
Shanghai Chemical Industry Park Logistics Company Limited	Joint venture of SPC
BP Singapore Pte Limited	Non-related party from 2018

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2017, 2018 AND 2019 (AMOUNTS AS OF 31 DECEMBER 2018 AND FOR THE YEARS ENDED 31 DECEMBER 2017 AND 2018 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(All amounts in RMB Yuan unless otherwise stated)

7	Related parties and related party transactions (Cont’d)

(3)	Significant related party transactions

(a)	Pricing policies

The Company’s pricing on products sold to related parties and raw materials purchased from related parties is negotiated by both parties.

(b)	Purchase of goods

	2017	2018	2019
China Petroleum and Chemical Corporation Zhenhai Refining Branch	3,230,022,673	3,052,932,406	3,304,883,614
Gaoqiao Petrochemical	2,440,156,304	2,747,621,763	2,910,396,011
SPC	1,334,558,457	1,657,079,871	1,907,624,450
China Petroleum and Chemical Corporation Jinling Branch	1,601,281,956	1,783,036,327	1,506,898,808
Sinopec Huadong Sales Company Limited	350,545,876	630,897,698	1,458,417,305
China International United Petroleum and Chemical Company Limited	3,933,127,788	2,443,415,922	1,172,266,702
Sinopec Guangzhou Company	669,178,018	863,583,269	1,025,342,177
China Jinshan Associated Trading Corporation	729,417,712	1,618,230,602	760,261,652
Sinopec Qingdao Petrochemical Company Limited	326,273,558	321,035,789	234,080,117
Shanghai Leader Catalyst Company Limited	33,637,641	28,858,316	36,235,654
Sinopec Catalyst Shanghai Company	34,161,538	35,966,432	33,933,647
Shanghai Jinshan Trading Corporation	427,265,041	387,977,830	32,366,400
Sinopec Chemical Commercial Holding Company Limited Qilu Business Department	24,110,443	-	-
Hangzhou Petrochemical Company Limited	4,331,106	-	-
Sinopec Huadong Supplies and Equipment Company Limited	100,056	-	-
China Petroleum and Chemical Corporation Beijing Yanshan Branch	-	-	16,357,331
Nanjing Yangzi Petrochemical Refining Company Limited	8,577,345	17,617,842	13,018,804
Sinopec Catalyst Company Beijing AUDA Branch	8,232,949	9,699,487	12,932,621
Basf Gaoqiao Specialty Chemicals (Shanghai) Company Limited	-	3,601,879	7,814,924
Sinopec Catalyst Company	-	11,141,981	5,898,896
China Petroleum&Chemical Corporation Shanghai Petroleum Branch	212,821	182,685	-

	15,155,191,282	15,612,880,099	14,438,729,113

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2017, 2018 AND 2019 (AMOUNTS AS OF 31 DECEMBER 2018 AND FOR THE YEARS ENDED 31 DECEMBER 2017 AND 2018 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(All amounts in RMB Yuan unless otherwise stated)

7	Related parties and related party transactions (Cont’d)

(3)	Significant related party transactions (Cont’d)

(c)	Sales of goods

	2017	2018	2019
SPC	2,017,721,399	2,307,052,507	3,264,999,401
Gaoqiao Petrochemical	2,120,059,363	2,126,304,877	2,092,647,270
Shanghai Sinopec Mitsui Elastomers Company Limited	357,904,028	423,696,356	424,750,545
China Jinshan Associated Trading Corporation	1,572,857,855	948,134,109	369,403,703
Sinopec Huadong Sales Company Limited	88,036,870	86,682,059	187,725,566
China Petrochemical International Tianjin Company Limited	-	29,479,434	68,242,405
Yihua Bona Fabric Company Limited	-	21,811,776	19,537,977
Sinopec Jiangsu Sales Company Limited	139,170,902	-	-
Sinopec Assets Management Corporation Baling Petrochemical Branch	33,219,547	-	-
Sinopec Chemical Commercial Holding Company Limited Huabei Branch	48,187,411	-	-

	6,377,157,375	5,943,161,118	6,427,306,867

(d)	Purchasing engineering construction and maintenance services

	2017	2018	2019
Sinopec Shanghai Engineering Company Limited	3,809,155	87,706,548	70,204,357
Sinopec Ningbo Engineering Company Limited Jinshan Branch	10,024,391	26,751,464	18,939,059
Sinopec Engineering Incorporation	-	8,466,981	9,435,934
Sinopec Nanjing Engineering Company Limited	8,228,154	904,198	1,220,197
Sinopec Consulting Company Limited	-	-	754,717
Sinopec Ningbo Engineering Company Limited	951,671	921,970	329,079
Shanghai Petrochemical Machinery Manufacturing Company Limited	462,991	17,722,627	150,094
Sinopec Engineering Quality Monitoring Company Limited	-	-	72,075
The Fifth Construction Company of Sinopec	3,049,574	-	-
Sinopec Technology Development Company Limited	-	591,000	-
Sinopec Europa Handels GmbH	-	18,823	-

	26,525,936	143,083,611	101,105,512

(e)	Rental expenses

	2017	2018	2019
SPC	2,042,369	3,973,630	2,050,914

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2017, 2018 AND 2019 (AMOUNTS AS OF 31 DECEMBER 2018 AND FOR THE YEARS ENDED 31 DECEMBER 2017 AND 2018 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(All amounts in RMB Yuan unless otherwise stated)

7	Related parties and related party transactions (Cont’d)

(3)	Significant related party transactions (Cont’d)

(f)	Consulting service fee

	2017	2018	2019
Shanghai Huayi Information Technology Company Limited	-	1,697,676	7,390,272
Petro-CyberWorks Information Technology Company Limited	1,782,547	966,145	3,101,213
Sinopec Qingdao Safety Engineering Institute	553,525	3,945,283	2,800,853
China Petroleum and Chemical Corporation Beijing Research Institute of Chemical Industries	591,000	62,736	1,603,774
Shanghai Chemical Industry Park Logistics Company Limited	-	-	939,881
Petrochemical Engineering Quality Supervision General Station	-	924,854	-
Sinopec Shanghai Pharmaceutical Industry Design & Research Institute Company Limited	-	469,811	-
Sinopec Tending Company Limited	-	51,887	-
China International United Petroleum & Chemicals Company Limited	-	41,400	-
Sinopec Engineering Incorporation	2,792,453	-	-
BP Singapore Pte Limited (Non-related party from 2018)	147,661	-	-

	5,867,186	8,159,792	15,835,993

(g)	Transportation service fee

	2017	2018	2019
Shanghai Chemical Industry Park Logistics Company Limited	114,377,980	88,258,799	109,660,856
BP Singapore Pte Limited (Non-related party from 2018)	293,167	-	-

	114,671,147	88,258,799	109,660,856

(4)	Receivables from and payables to related parties

(a)	Accounts receivable

	31 December 2018	31 December 2019
SPC	116,142,876	74,760,722
China Jinshan Associated Trading Corporation	53,956,263	51,017,834
Sinopec Chemical Commercial Holding Company Limited Huadong Branch	-	23,980,942
Shanghai Sinopec Mitsui Elastomers Company Limited	23,168,735	18,967,241
China Petrochemical International Tianjin Company Limited	3,249,433	6,212,670
Zhejiang Jin Yong Acrylic Fibre Company Limited	8,797,278	-

	205,314,585	174,939,409

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2017, 2018 AND 2019 (AMOUNTS AS OF 31 DECEMBER 2018 AND FOR THE YEARS ENDED 31 DECEMBER 2017 AND 2018 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(All amounts in RMB Yuan unless otherwise stated)

7	Related parties and related party transactions (Cont’d)

(4)	Receivables from and payables to related parties (Cont’d)

(b)	Accounts payable

	31 December 2018	31 December 2019
China International United Petroleum and Chemical Company Limited	-	274,787,922
Sinopec Huadong Sales Company Limited	2,726,258	131,183,675
China Petroleum and Chemical Corporation Zhenhai Refining Branch	125,225,852	109,001,735
China Petroleum and Chemical Corporation Guangzhou Branch	-	87,194,228
Gaoqiao Petrochemical	11,309,680	61,237,298
Sinopec Qingdao Refining&Chemical Company Limited	-	52,233,605
China Jinshan Associated Trading Corporation	119,682,143	32,589,711
SPC	179,455	24,476,990
Sinopec Catalyst Company Limited Shanghai Branch	6,462,737	11,631,821
Shanghai Chemical Industry Park Logistics Company Limited	2,310,919	6,639,847
Shanghai Huayi Infromation Technology Company Limited	-	5,397,116
Shanghai Leader Catalyst Company Limited	-	5,373,541
Petro-Cyber Works Information Technology Company Limited	-	806,000
Sinopec Nanjing Engineering Company Limited	68,698	378,410
BASF-YPC. Shanghai Company Limited	240,804	371,200
China Petroleum and Chemical Corporation Jinling Branch	18,747,780	371,127
Sinopec Ningbo Engineering Company Limited Jinshan Branch	3,341,650	199,776
Shanghai Petrochemical Machinery Manufacturing Company Limited	6,478,197	-
The Fifth Construction Company of Sinopec	229,894	-
Sinopec Ningbo Engineering Company Limited	36,221	-

	297,040,288	803,874,002

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2017, 2018 AND 2019 (AMOUNTS AS OF 31 DECEMBER 2018 AND FOR THE YEARS ENDED 31 DECEMBER 2017 AND 2018 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(All amounts in RMB Yuan unless otherwise stated)

8	Commitments

(1)	Capital commitments

Capital expenditures contracted for by the Company at the balance sheet date but are not yet necessary to be recognized on the balance sheet are as follows:

	31 December 2018	31 December 2019
Buildings, machinery and equipment	50,791,998	82,201,314

9	Financial instrument and risk

The Company’s activities expose it to a variety of financial risks: market risk (primarily foreign exchange risk and interest rate risk), credit risk and liquidity risk. The Company’s overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Company’s financial performance.

(1)	Market risk

(a)	Foreign exchange risk

The Company’s major operational activities are carried out in Mainland China. Sales transactions are mainly denominated in RMB while purchase transactions are mainly denominated in USD and RMB. The Company is exposed to foreign exchange risk arising from the recognized assets and liabilities, and future transactions denominated in foreign currencies, primarily with respect to US dollars. The Company’s finance department is responsible for monitoring the amount of assets and liabilities, and transactions denominated in foreign currencies to minimise the foreign exchange risk. Therefore, the Company may consider entering into forward exchange contracts or currency swap contracts to mitigate the foreign exchange risk. During 2018 and 2019, the Company did not enter into any forward exchange contracts or currency swap contracts.

The financial assets and the financial liabilities denominated in foreign currencies, which are held by the Company, whose recording currencies are RMB, are expressed in RMB as at 31 December 2018 and 2019 as follows:

	31 December 2018	31 December 2019
Financial assets denominated in foreign currency -
Cash at bank and on hand	37,267,495	38,499,958

Financial liabilities denominated in foreign currency -
Payables	(1,354,167)	(799,980)

As at 31 December 2019, if the currency had strengthened/weakened by 10% against the USD while all other variables had been held constant, the Company’s net profit for the year would have been approximately RMB 2,827,498 lower/higher (31 December 2018: approximately RMB 3,591,333 higher/lower) for various financial assets and liabilities denominated in USD.

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2017, 2018 AND 2019 (AMOUNTS AS OF 31 DECEMBER 2018 AND FOR THE YEARS ENDED 31 DECEMBER 2017 AND 2018 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(All amounts in RMB Yuan unless otherwise stated)

9	Financial instruments and risk (Cont’d)

(b)	Interest rate risk

The interest rate risk of the Company is mainly generated by short-term loan. Financial liabilities with floating interest rate make the Company face interest rate risk of cash flow, while financial liabilities with fixed interest rate make the Company face interest rate risk of fair value. The Company determines the relative proportions of fixed and floating rate contracts in accordance with prevailing market conditions. As at 31 December 2019, the total amount of the floating rate contract in the Company’s borrowing is RMB 500,000,000 (31 December 2018: Nil).

The financial department of the Company headquarters continuously monitors the interest rate level of the Company. Higher interest rates would increase the cost of the new interest-bearing debt and the Company has not yet been paid to the floating interest at a pre-determined rate of interest-bearing debt payments, and our Company ‘s financial performance have a significant adverse impact, management is on the basis of the latest market situation to adjust in time, the adjustment of interest rate swap arrangements may be carried out to reduce the interest rate risk. There is no interest rate swap arrangement for the Company in 2017, 2018 and 2019.

(2)	Credit risk

Credit risk is managed on the grouping basis. Credit risk mainly arises from cash at bank, accounts receivable, other receivables and notes receivable.

The Company expects that there is no significant credit risk associated with cash at bank since they are deposited at state-owned banks and other medium or large size listed banks. Management does not expect that there will be any significant losses from non-performance by these counterparties.

In addition, the Company has policies to limit the credit exposure on accounts receivable, other receivables and notes receivable. The Company assesses the credit quality of and sets credit limits on its customers by taking into account their financial position, the availability of guarantee from third parties, their credit history and other factors such as current market conditions. The credit history of the customers is regularly monitored by the Company. In respect of customers with a poor credit history, the Company will use written payment reminders, or shorten or cancel credit periods, to ensure the overall credit risk of the Company is limited to a controllable extent.

As at 31 December 2018 and 2019, the Company has no collateral or other credit enhancement held as a result of a material debtor’s mortgage.

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2017, 2018 AND 2019 (AMOUNTS AS OF 31 DECEMBER 2018 AND FOR THE YEARS ENDED 31 DECEMBER 2017 AND 2018 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(All amounts in RMB Yuan unless otherwise stated)

9	Financial instruments and risk (Cont’d)

(3)	Liquidity risk

Cash flow forecasting is performed by the Company. The Company monitors the Company’s short-term and long-term liquidity requirements to ensure it has sufficient cash and securities that are readily convertible to cash to meet operational needs, while maintaining sufficient headroom on its undrawn committed borrowing facilities from major financial institutions so that the Company does not breach borrowing limits or covenants on any of its borrowing facilities to meet the short-term and long-term liquidity requirements.

The financial liabilities of the Company at the balance sheet date are analyzed by their maturity dates below at their undiscounted contractual cash flows:

	31 December 2018
	Within 1 year	1 to 2 years	2 to 5 years	Over 5 years	Total
Accounts payable	(1,423,460,500)	-	-	-	(1,423,460,500)
Other payables	(9,844,208)	-	-	-	(9,844,208)

	(1,433,304,708)	-	-	-	(1,433,304,708)

	31 December 2019
	Within 1 year	1 to 2 years	2 to 5 years	Over 5 years	Total
Accounts payable	(1,588,679,065)	-	-	-	(1,588,679,065)
Short-term loan	(500,000,000)	-	-	-	(500,000,000)
Other payables	(25,117,224)	-	-	-	(25,117,224)
Non-current liabilities mature within one year	(121,509)	-	-	-	(121,509)

	(2,113,917,798)	-	-	-	(2,113,917,798)

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2017, 2018 AND 2019 (AMOUNTS AS OF 31 DECEMBER 2018 AND FOR THE YEARS ENDED 31 DECEMBER 2017 AND 2018 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(All amounts in RMB Yuan unless otherwise stated)

10	Fair value estimation

The level in which fair value measurement is categorised is determined by the level of the fair value hierarchy of the lowest level input that is significant to the entire fair value measurement:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3: Unobservable inputs for the asset or liability.

(1)	Financial assets measured at fair value

As at 31 December 2019, continuing assets and liabilities measured at fair value are presented in the above three levels as follows:

	Level 1	Level 2	Level 3	Total
Financial assets
Financial assets at fair value through other comprehensive income —
Notes receivable	-	275,684,637	-	275,684,637

As at December 31 2018, there had no assets and liabilities continuously measured at fair value.

In the year of 2019, there is no transition between levels of the Company (2017 and 2018: Nil).

(2)	Assets and liabilities not measured at fair value but for which the fair value is disclosed

The Company’s financial assets and liabilities measured at amortized cost mainly include notes receivable, receivables, other current assets and payables.

As at 31 December 2018 and 2019, the carrying amount of the financial assets and liabilities not measured at fair value is a reasonable approximation of their fair value.

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2017, 2018 AND 2019 (AMOUNTS AS OF 31 DECEMBER 2018 AND FOR THE YEARS ENDED 31 DECEMBER 2017 AND 2018 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(All amounts in RMB Yuan unless otherwise stated)

11	Capital management

The Company’s capital management policies aim to safeguard the Company’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders, and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Company may adjust the amount of dividends paid to shareholders, return capital to shareholders, or sell assets to reduce debts.

The Company’s total capital is calculated as ‘owners’ equity’ as shown in the balance sheet. The Company is not subject to external mandatory capital requirements, and monitors capital on the basis of gearing ratio.

As at 31 December 2018 and 2019, the gearing ratios of the Company were as follows:

	31 December 2018	31 December 2019
Gearing ratio	14.83%	19.01%

12	Subsequent event

Following the outbreak of Coronavirus Disease 2019 (“the COVID-19 outbreak”) in early 2020, a series of precautionary and control measures have been and continued to be implemented across the country, including extension of the Chinese New Year holiday nationwide, postponement of work resumption after the Chinese New Year holiday in some regions, certain level of restrictions and controls over the travelling of people and traffic arrangements, quarantine of certain residents, heightening of hygiene and epidemic prevention requirements in factories and offices and encouraged social distancing, etc

Due to the outbreak of COVID-19 and the relevant precautionary and control measures taken place, amount of the Company’s production has declined compared with the same period last year. Up to the date on which this set of financial statements were authorised for issue, the impacts of the COVID-19 outbreak on the Company’s customers’ financial positions and the macro-economic conditions as a whole are still uncertain, the Company is unable to quantify the related financial effects. The Company will pay close attention to the development of the COVID-19 outbreak, perform further assessment of its impact and take relevant measures

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2017, 2018 AND 2019 (AMOUNTS AS OF 31 DECEMBER 2018 AND FOR THE YEARS ENDED 31 DECEMBER 2017 AND 2018 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(All amounts in RMB Yuan unless otherwise stated)

13	Reconciliation to United States generally accepted accounting principles

The financial statements have been prepared in accordance with Accounting Standards for Business Enterprises in the People’s Republic of China (“CAS”), which differ in certain respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). The significant differences are described in the reconciliation tables below. Other differences do not have a significant effect on either net profit or owners’ equity. The effects of the significant adjustments to net profit for the years ended 31 December 2017, 2018 and 2019 which would be required if U.S. GAAP were to be applied instead of CAS are summarized as follows:

	2017	2018	2019
Net profit under CAS	5,200,161,267	3,228,681,590	3,383,585,735
Adjustments:
Employees’ bonus and welfare fund (a)	(17,026,931)	(400,000)	(500,000)

Net profit under U.S. GAAP	5,183,134,336	3,228,281,590	3,383,085,735

The effects of the significant adjustments to owners’ equity as at 31 December 2018 and 2019 which would be required if U.S. GAAP were to be applied instead of CAS are summarized as follows:

	31 December 2018	31 December 2019
Owners’ equity under CAS	12,822,769,487	13,669,355,222
Adjustments:
Employees’ bonus and welfare fund (a)	76,931,821	76,431,821

Owners’ equity under U.S. GAAP	12,899,701,308	13,745,787,043

(a)	Employees’ bonus and welfare fund

In accordance with the Law of the PRC on Chinese-Foreign Equity Joint Ventures and the Company’s Articles of Association, the Company appropriated the employees’ bonus and welfare fund of net profit after setting off accumulated losses of previous years and before profit distributions to the investors. The employees’ bonus and welfare fund is restricted to fund payments of special bonus to employees and for the collective welfare of employees. None of it is allowed to be transferred to the Company in terms of cash dividends, loans or advances, nor can it be distributed except under liquidation.

Under CAS, appropriation of the employees’ bonus and welfare fund is a liability in nature and accounted for as a transfer from retained earnings to employees’ bonus and welfare fund, a liability account. Subsequent payments is accounted for as a release of the Company’s liability.

Under U.S. GAAP, appropriation to the employees’ bonus and welfare fund is accounted for as a transfer from retained earnings to the statutory reserves. Subsequent payment is accounted for as expenses or assets based on the usage of the payment, and proportionate retained earnings and the statutory reserves are reversed concurrently.